UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the period ended 30 June 2025
Commission File Number 001-14642

ING GROEP NV
(Exact name of Registrant as specified in its charter)

Bijlmerdreef 106
1102 CT Amsterdam
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
[ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
[ ]

This Report on Form 6-K is hereby incorporated by reference into the Registration Statements on Form S-8 (Nos. 333-92220, 333-81564, 333-108833, 333-125075, 333-137354, 333-149631, 333-158154, 333-158155, 333-165591, 333-168020, 333-172919, 333-172920, 333-172921 and 333-215535) and in the registration statement on Form F-3 (No. 333-286734) of ING Groep N.V. and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Contents	Interim Report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information
Contents

Presentation of information	3
Cautionary Statement with respect to Forward-looking Statements	4
Interim Report                       6

Condensed consolidated results	6
Retail Banking	9
Wholesale Banking	12
Risk management    14

Risk management	14
Credit risk	16
Other risks and uncertainties	25
Condensed consolidated interim financial statements                         26

Notes to the Condensed consolidated interim financial statements                     33

Additional notes to the Condensed consolidated interim financial statements     47

18 Segments	47
19 Fair value of assets and liabilities	51
20 Legal proceedings	60
21 Potential sale of ING Bank (Eurasia) JSC	63
22 Capital management	63
23 Subsequent events	64
Other information    65

Alternative performance measures	65
Signatures	67

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2025 - Unaudited    2

Presentation of information
The Condensed consolidated interim financial statements included in this report on Form 6-K are prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’ as adopted by the International Accounting Standards Board (‘IFRS-IASB’). In preparing the financial statements in this document, except as described otherwise, the same accounting principles are applied as in ING Groep N.V.’s Annual Report on Form 20-F for the year ended 31 December 2024 (the “2024 Form 20-F”).
In this report, and unless otherwise stated or the context otherwise dictates, references to "ING Groep N.V.", "ING Groep NV", "ING Groep" and "ING Group" refer to ING Groep NV and references to "ING", the "Company", the "Group", "we" and "us" refer to ING Groep NV and its consolidated subsidiaries. ING Groep N.V.'s primary banking subsidiary is ING Bank N.V. (together with its consolidated subsidiaries, "ING Bank"). References to "Executive Board" and "Supervisory Board" refer to the Executive Board or Supervisory Board of ING Groep N.V., respectively.
ING presents its Condensed consolidated financial statements in euros, the currency of the European Economic and Monetary Union. Unless otherwise specified or the context otherwise requires, references to “$”, “US$” and “Dollars” are to the United States dollars and references to "€" and “EUR” are to euros.
ING prepares financial information in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”) for purposes of reporting with the U.S. Securities and Exchange Commission (“SEC”), including financial information contained herein. ING Group’s accounting policies and its use of various options under IFRS-IASB are described under Note '1.2 Basis of preparation of the Condensed consolidated interim financial statements’. In this document the term “IFRS-IASB” is used to refer to IFRS-IASB as applied by ING Group.
The published 2025 ING Group Condensed consolidated interim financial statements, however, are prepared in accordance with IFRS-EU. IFRS-EU refers to International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU (IFRS-EU).
IFRS-EU differs from IFRS-IASB, in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk. Under IFRS-EU, ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges)
in accordance with the IFRS-EU “carve-out” version of IAS 39. Under the IFRS-EU “IAS 39 carve-out”, hedge accounting may be applied, in respect of fair value macro hedges, to core deposits and hedge ineffectiveness is only recognised when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket, and is not recognised when the revised amount of cash flows in scheduled time buckets is more than the original designated amount. Under IFRS-IASB, hedge accounting for fair value macro hedges cannot be applied to core deposits and hedge ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket. IFRS-IASB financial information is prepared by reversing the hedge accounting impacts that are applied under the IFRS-EU “carve-out” version of IAS 39. Financial information under IFRS-IASB accordingly does not take into account the possibility that, had ING Group applied IFRS-IASB as its primary accounting framework, it might have applied alternative hedge strategies where those alternative hedge strategies could have qualified for IFRS-IASB compliant hedge accounting. These decisions could have resulted in different shareholders’ equity and net result amounts compared to those indicated in this report.
Other than for the purpose of SEC reporting, ING Group intends to continue to prepare its Financial Statements under IFRS-EU. A reconciliation between IFRS-EU and IFRS-IASB for shareholders’ equity and net result as of and for the six months ended 30 June 2025 is included in Note '1.2 Basis of preparation of the Condensed consolidated interim financial statements’.
Certain amounts set forth herein, such as percentages, may not sum due to rounding.

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2025 - Unaudited    3

Cautionary Statement with respect to Forward-looking Statements
Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation:
•changes in general economic conditions and customer behaviour, in particular economic conditions in ING’s core markets, including changes affecting currency exchange rates and the regional and global economic impact of the invasion of Russia into Ukraine and related international response measures
•changes affecting interest rate levels
•any default of a major market participant and related market disruption
•changes in performance of financial markets, including in Europe and developing markets
•fiscal uncertainty in Europe and the United States
•discontinuation of or changes in ‘benchmark’ indices
•inflation and deflation in our principal markets
•changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness
•failures of banks falling under the scope of state compensation schemes
•non-compliance with or changes in laws and regulations, including those concerning financial services, financial economic crimes and tax laws, and the interpretation and application thereof
•geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, including in connection with the invasion of Russia into Ukraine and the related international response measures
•legal and regulatory risks in certain countries with less developed legal and regulatory frameworks
•prudential supervision and regulations, including in relation to stress tests and regulatory restrictions on dividends and distributions, (also among members of the group)
•ING’s ability to meet minimum capital and other prudential regulatory requirements
•changes in regulation of US commodities and derivatives businesses of ING and its customers
•application of bank recovery and resolution regimes, including write-down and conversion powers in relation to our securities
•outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers or stakeholders who feel misled or treated unfairly, and other conduct issues
•changes in tax laws and regulations and risks of non-compliance or investigation in connection with tax laws, including FATCA
•operational and IT risks, such as system disruptions or failures, breaches of security, cyber-attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business and including any risks as a result of incomplete, inaccurate, or otherwise flawed outputs from the algorithms and data sets utilized in artificial intelligence
•risks and challenges related to cybercrime including the effects of cyber-attacks and changes in legislation and regulation related to cybersecurity and data privacy, including such risks and challenges as a consequence of the use of emerging technologies, such as advanced forms of artificial intelligence and quantum computing
•changes in general competitive factors, including ability to increase or maintain market share
•inability to protect our intellectual property and infringement claims by third parties
•inability of counterparties to meet financial obligations or ability to enforce rights against such counterparties
•changes in credit ratings
•business, operational, regulatory, reputation, transition and other risks and challenges in connection with climate change, diversity, equity and inclusion and other ESG-related matters, including data gathering and reporting and also including managing the conflicting laws and requirements of governments, regulators and authorities with respect to these topics
•inability to attract and retain key personnel
•future liabilities under defined benefit retirement plans
•failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines
•changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, and
•the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ing.com.

This document may contain ESG-related material that has been prepared by ING on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. ING has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness, reasonableness or reliability of such information.
ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2025 - Unaudited    4

Materiality, as used in the context of ESG, is distinct from, and should not be confused with, such term as defined in the Market Abuse Regulation or as defined for Securities and Exchange Commission ('SEC’) reporting purposes. Any issues identified as material for purposes of ESG in this document are therefore not necessarily material as defined in the Market Abuse Regulation or for SEC reporting purposes. In addition, there is currently no single, globally recognized set of accepted definitions in assessing whether activities are “green” or “sustainable.” Without limiting any of the statements contained herein, we make no representation or warranty as to whether any of our securities constitutes a green or sustainable security or conforms to present or future investor expectations or objectives for green or sustainable investing. For information on characteristics of a security, use of proceeds, a description of applicable project(s) and/or any other relevant information, please reference the offering documents for such security.
This document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document or that any information found at such websites will not change following the publication of this document. Many of those factors are beyond ING’s control.
Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.
This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2025 - Unaudited    5

Contents	Interim Report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information
Interim Report
Condensed consolidated results

Condensed consolidated results
Profit or loss (in EUR million)	6M2025	6M2024	Growth %
Commercial net interest income[1]	7,566	7,814	-3%
Other net interest income	-407	-159
Net interest income	7,159	7,655	-6%
Net fee and commission income	2,216	1,998	11%
Total Investment and other income	1,965	1,647	19%
Total income	11,339	11,300	0%
Expenses excl. regulatory costs	5,795	5,434	7%
Regulatory costs	439	446	-2%
Operating expenses	6,234	5,880	6%
Gross result	5,105	5,420	-6%
Addition to loan loss provisions	612	559	9%
Result before tax	4,493	4,861	-8%
Taxation	1,237	1,385	-11%
Non-controlling interests	127	118	8%
Net result IFRS-EU	3,130	3,358	-7%
Adjustment of the IFRS-EU 'IAS 39 carve out'	786	1,099	-28%
Net result IFRS-IASB[2]	3,915	4,456	-12%
Key financial metrics
Net core lending growth (in EUR billion)[3]	22.2	12.0
Net core deposits growth (in EUR billion)[3]	28.8	28.2
Risk costs in bps of average customer lending	18	17
1Commercial net interest income (NII) is the sum of lending NII and liability NII (excluding significant volatile items). For a reconciliation with total NII, see the appendix 'Alternative performance measures'.
2Net result reflects the net result attributable to shareholders of the parent.
3For a definition and reconciliation of net core lending growth and net core deposits growth, see the appendix 'Alternative performance measures'.

ING Group monitors and evaluates the performance of ING Group at a consolidated level and by segment using results based on figures according to IFRS as adopted by the European Union (IFRS-EU). The Executive Board and the Management Board Banking consider this measure to be relevant to an understanding of the Group’s financial performance, because it allows investors to understand the primary method used by management to evaluate the Group’s operating performance and make decisions about allocating resources. In addition, ING Group believes that the presentation of results in accordance with IFRS-EU helps investors compare its segment performance on a meaningful basis by highlighting result before tax attributable to ongoing operations and the profitability of the segment businesses. ING prepares its results filed with SEC in accordance with IFRS-IASB. This information is prepared by reversing the hedge accounting impacts that applied under the EU 'carve-out' version of IAS 39. For the IFRS-EU result, the impact of the carve-out is re-instated as this is the measure at which management monitors the business.
The IFRS-EU ‘IAS 39 carve-out’ adjustment relates to fair value portfolio hedge accounting strategies for the mortgage and savings portfolios in the Benelux, Germany and Other Challengers that are not eligible under IFRS-IASB. As no hedge accounting is applied to these mortgage and savings portfolios under IFRS-IASB, the fair value changes of the derivatives are not offset by fair value changes of the hedge items (mortgages and savings).
Consolidated results of operations
In the first half of 2025, ING’s IFRS-IASB net result decreased to EUR 3,915 million, or -12%, compared with EUR 4,456 million in the same period of 2024. In the first six months of 2025, the result included a positive adjustment of the EU ‘IAS 39 carve-out’ of EUR 786 million, compared with EUR 1,099 million in the first half of 2024 due to reversing the impact of applying the EU ‘IAS 39 carve-out’. The positive adjustment is mainly driven by positive fair value changes on derivatives related to asset-liability-management activities for the mortgage and deposits portfolios due to an increase in long-term interest rates during 2025. As no fair value hedge accounting is applied to these mortgage and deposits portfolios under IFRS-IASB, the net positive fair value changes of the derivatives are not offset by net negative fair value changes on the hedged items (mortgages and deposits).
ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2025 - Unaudited    6

Contents	Interim Report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information
ING’s IFRS-EU net result in the first half of 2025 was EUR 3,130 million compared with EUR 3,358 million in the same period of 2024. The result before tax declined 7.6% to EUR 4,493 million from EUR 4,861 million in the first half of 2024. In the first half of 2025, we achieved sustained commercial growth, driven by strong deposit inflows and increased mortgage volumes. Total income remained resilient, as higher volumes and a strong increase in fee income offset the impact of normalising liability margins. Operating expenses rose year-on-year, reflecting inflationary pressures and ongoing investments to support business growth. Risk costs remained below our through-the-cycle average, underscoring the quality of our loan portfolio.
Client balances
Net core lending growth (which is the increase in customer lending adjusted for currency impacts and excluding Treasury and run-off portfolios) was EUR 22.2 billion, of which EUR 13.2 billion was in residential mortgages. We also expanded our business and consumer lending portfolios by EUR 6.7 billion in total. Wholesale Banking contributed with EUR 2.3 billion in net core lending growth, largely attributable to Working Capital Solutions, while volumes in Lending were subdued due to volatile market conditions and our ongoing capital optimisation efforts.
Net core deposits growth (which excludes FX impacts and movements in Treasury deposits) was EUR 28.8 billion in the first half of 2025. Retail deposits accounted for EUR 25.9 billion of this growth, with a particularly strong performance in Germany. Wholesale Banking contributed EUR 2.9 billion, in line with its strategic focus on deposit gathering.
Total income
Total income was resilient at EUR 11,339 million, an increase of 0.3% compared with EUR 11,300 million in the first six months of 2024. The increase was supported by continued growth of our customer base, double-digit fee income growth, and increased lending and deposit volumes.
Total net interest income was EUR 7,159 million in the first half of 2025 compared with EUR 7,655 million in the same period of 2024, a decrease of 6.5% year-on-year.
Commercial net interest income (NII) amounted to EUR 7,566 million in the first half of 2025, down 3.2% year-on-year, due to lower liability NII. The positive impact of higher deposit volumes was more than offset by normalising liability margins. Lending NII remained broadly stable, with increased average balances offset by slightly lower margins, reflecting an increasing share of mortgages in our overall lending portfolio (with generally lower margins but higher profitability than other lending).
Other NII mainly includes the NII from Financial Markets and Treasury, which declined due to a larger impact from accounting asymmetry (more than offset in other income). The year-on-year decrease also reflects a structural shift in 2025, with the commercial margins from our cash pooling and netting services now reported under commercial NII. Moreover, other NII in 2Q2024 had included EUR 31 million in one-offs items (a EUR 70 million one-off income in Wholesale Banking, partly offset by a EUR -39 million impact from the Polish mortgage moratorium).
Net fee and commission income increased 11%. In Retail Banking, fee income from investment products was up significantly, driven by growth in the number of investment accounts and higher customer trading activity. Daily banking fees rose on the back of strong customer growth and updated pricing for payment packages. In addition, Retail Banking grew its fee income from lending and insurance products. Fees and commissions in Wholesale Banking mainly reflected increased fee income from daily banking services and higher issuance activity in Global Capital Markets.
Investment and other income increased 19% to EUR 1,965 million. The majority of this amount relates to Financial Markets and Treasury, both of which improved their results year-on-year. The 2025 figure included a EUR 39 million interim dividend from our stake in the Bank of Beijing, a positive revaluation of the derivative for the forward purchase of a stake in Van Lanschot Kempen, and higher income from Corporate Investments and foreign currency ratio hedging. The comparable period in 2024 had included a EUR 53 million receivable related to the prior insolvency of a financial institution in the Netherlands.
Operating expenses
Operating expenses increased 6.0% to EUR 6,234 million, including EUR 439 million of regulatory costs, which remained broadly stable. Operating expenses in the first half of 2025 included EUR 120 million of incidental cost items, of which EUR 85 million was for the rebalancing of the workforce in Wholesale Banking. In comparison, the first half of 2024 had included EUR 46 million of incidental items, of which EUR 34 million was related to restructuring in Belgium and EUR 12 million reflected hyperinflation accounting impacts on expenses in Türkiye under IAS 29.
Expenses excluding regulatory costs and incidental items rose 5.3%, reflecting inflationary pressures and continued investments in business growth. This was partly offset by operational efficiencies, mainly driven by the optimisation of KYC activities and improved client interaction in contact centres, as well as a continued footprint optimisation in various retail countries.
Addition to loan loss provisions
Net additions to loan loss provisions amounted to EUR 612 million, or an annualised 18 basis points of average customer lending, below our through-the-cycle historical average of 20 basis points. In the first six months of 2024, net additions to loan loss provisions had been EUR 559 million or 17 basis points of average customer lending.
ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2025 - Unaudited    7

Contents	Interim Report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information
Total net additions to Stage 3 provisions sharply decreased to EUR 436 million from EUR 819 million in the first half of 2024. The first half of 2024 had seen a significant inflow for a number of unrelated, newly provisioned clients in Wholesale Banking. By contrast, in the first half of 2025, the inflow of new files was limited, which was accompanied by several repayments and recoveries on existing files.
Total Stage 1 and 2 risk costs amounted to EUR 177 million in the first six months of 2025. In the prior year period, this had been EUR -260 million (including EUR 6 million of modification losses), primarily reflecting a positive update of macroeconomic forecasts and the partial release of management overlays.
Year-on-year, risk costs in Retail Banking increased by EUR 121 million, as the first half of 2024 had included a partial release of management overlays. In Wholesale Banking, risk costs declined by EUR 68 million due to lower inflows, repayments, and recoveries.
Net result
The net result (attributable to shareholders of the parent) for the first half of 2025 declined by 6.8% to EUR 3,130 million compared with EUR 3,358 million in the same period of 2024.

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2025 - Unaudited    8

Contents	Interim Report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information
Retail Banking

Retail Banking
	Total Retail Banking			Retail Netherlands			Retail Belgium			Retail Germany			Retail Other
in EUR million	6M2025	6M2024	Growth %	6M2025	6M2024	Growth %	6M2025	6M2024	Growth %	6M2025	6M2024	Growth %	6M2025	6M2024	Growth %

Commercial net interest income	5,595	5,784	-3%	1,803	1,803	0%	831	948	-12%	1,115	1,242	-10%	1,847	1,790	3%
Other net interest income	-58	23	-352%	-295	-269		55	104	-47%	100	94	6%	82	94	-13%
Net interest income	5,538	5,807	-5%	1,508	1,534	-2%	886	1,052	-16%	1,215	1,337	-9%	1,929	1,884	2%
Net fee and commission income	1,522	1,325	15%	540	513	5%	339	306	11%	287	212	35%	356	293	22%
Total investment and other income	563	489	15%	403	376	7%	73	43	70%	-77	-51		164	120	37%
Total income	7,623	7,620	0%	2,451	2,423	1%	1,298	1,402	-7%	1,425	1,498	-5%	2,449	2,297	7%
Expenses excl. regulatory costs	3,705	3,627	2%	981	982	0%	769	805	-4%	655	588	11%	1,300	1,252	4%
Regulatory costs	388	392	-1%	0	41	-100%	226	175	29%	25	40	-38%	136	136	0%
Operating expenses	4,093	4,019	2%	981	1,023	-4%	995	980	2%	680	628	8%	1,436	1,388	3%
Gross result	3,530	3,601	-2%	1,470	1,400	5%	302	422	-28%	745	871	-14%	1,013	909	11%
Addition to loan loss provisions	385	264	46%	72	-43		76	65	17%	77	65	18%	159	176	-10%
Result before taxation	3,145	3,338	-6%	1,398	1,443	-3%	226	357	-37%	667	805	-17%	854	733	17%
Taxation	849	917	-7%	369	371	-1%	62	109	-43%	216	265	-18%	202	173	17%
Non-controlling interests	107	96	11%				0	0	0%	1	1	0%	106	96	10%
Net result IFRS-EU	2,188	2,325	-6%	1,029	1,072	-4%	164	248	-34%	450	540	-17%	546	465	17%
Adjustment of the IFRS-EU 'IAS 39 carve out'
Net result IFRS-IASB	2,188	2,325	-6%	1,029	1,072	-4%	164	248	-34%	450	540	-17%	546	465	17%
Key financial metrics
Net core lending growth (in EUR billion)[1]	19.9	12.4		8.5	3.4		1.7	3.4		3.2	1.7		6.4	3.9
Net core deposits growth (in EUR billion)[1]	25.9	18.2		5.2	1.4		0.7	2.4		14.2	9.8		5.7	4.6
Risk costs in bps of average customer lending	15	11		9	-6		15	14		14	13		27	32

1     For a definition and reconciliation of net core lending growth and net core deposits growth, see the appendix 'Alternative performance measures'.

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2025 - Unaudited    9

Contents	Interim Report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information
Retail Banking continued to deliver strong growth in the first half of 2025, as the number of mobile primary customers increased by 1.1 million year-on-year, coupled with a significant rise in customer balances and fee income.
Net core lending growth (which excludes currency impacts, Treasury and run-off portfolios) amounted to EUR 19.9 billion. This growth was particularly driven by an additional EUR 13.2 billion increase in the mortgage portfolio across nearly all countries. Further progress was made in expanding our business and consumer lending portfolios.
Net core deposits growth (excluding FX impacts and Treasury) was substantial, at EUR 25.9 billion. This was largely attributed to a successful promotional campaign in Germany and strong contributions from the Netherlands, Spain and Italy.
Commercial NII experienced a slight decline, as the substantial increase in lending and deposit volumes largely offset margin pressure from declining rates.
Net fee and commission income was very strong, rising 15% compared with the first half of 2024. This sharp increase was primarily driven by higher fee income from investment products, reflecting growth in the number of active investment product customers, heightened customer trading activity and an increase in assets under management. Fee income from daily banking, lending and insurance products also increased compared with the prior year.
We maintained cost discipline. Operating expenses amounted to EUR 4,093 million, up 1.8%. Excluding EUR 388 million of regulatory costs (which remained almost flat year-on-year) and EUR 22 million of restructuring costs in the first half of 2025 (down from EUR 34 million in the same period of 2024), expenses increased 2.5% due to higher staff and client acquisition expenses.
Net additions to loan loss provisions amounted to EUR 385 million, or 15 basis points of average customer lending, reflecting our continued strong asset quality.
The combination of these factors resulted in a strong financial performance, with a result before tax of EUR 3,145 million (versus EUR 3,338 million in the first half of 2024) and a return on equity of 21.9%.
Retail Netherlands
Retail Netherlands posted a result before tax of EUR 1,398 million, compared with EUR 1,443 million in the first six months of 2024, which had benefited from a net release from loan loss provisions. Total income increased slightly, while operating expenses declined due to lower regulatory costs.
Results in the first half of 2025 were supported by a further increase in our customer base and customer balances. Net core lending growth (which excludes movements in Treasury and in the Westland Utrecht Bank run-off portfolio) was EUR 8.5 billion. We expanded our mortgage portfolio by EUR 5.5 billion while gaining market share. This was coupled with growth in the business lending and consumer lending portfolios. Customer deposits (excluding Treasury) increased by EUR 5.2 billion.
Commercial NII remained resilient, with continued growth in lending portfolios and higher savings volumes offsetting margin compression. Other NII amounted to EUR -295 million (versus EUR -269 million the year before) and mainly refers to funding costs for Financial Markets and Treasury, for which an offsetting revenue is recorded in ‘other income’.
Net fee and commission income rose 5.3%, with increases across all products, particularly investment products, reflecting growth in assets under management. Investment and other income increased to EUR 403 million (from EUR 376 million in the first half of 2024), entirely due to Treasury.
Operating expenses declined 4.1% to EUR 981 million. This was due to lower regulatory costs as the deposit guarantee fund in the Netherlands has reached its target level. Excluding regulatory costs, expenses were stable. Increases in internal staff expenses due to collective labour agreements and EUR 14 million of restructuring costs recorded in the first half of 2025 were offset by operational efficiencies and savings on external staffing.
Net additions to loan loss provisions were EUR 72 million, the equivalent of 9 basis points of average customer lending. The comparable period of 2024 had a EUR 43 million net release of loan loss provisions, driven by a strong improvement in the housing market and a partial release of management overlays.
Retail Belgium
The result before tax for Retail Belgium (which includes our retail activities in Luxembourg) declined to EUR 226 million (from EUR 357 million in the prior year) due to lower margins on liabilities. However, fee income increased significantly, while expenses remained well-contained.
Customer balances were up year-on-year. Customer deposits continued to rise, following successful campaigns in the second half of 2024, with a net core deposits growth (excluding Treasury) of EUR 0.7 billion in the first half of 2025. Net core lending growth (also excluding Treasury) was EUR 1.7 billion, of which EUR 0.4 billion was in mortgages and EUR 1.3 billion in other lending.
Commercial NII declined 12% to EUR 831 million, primarily due to reduced liability margins. Other NII dropped by EUR 49 million due to Treasury, but this was fully offset by an increase in other income for Treasury.
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Net fee and commission income rose 11% to EUR 339 million, reflecting higher fees from daily banking as well as from investment and insurance products.
Operating expenses amounted to EUR 995 million, including EUR 226 million of regulatory costs and EUR 8 million of restructuring costs. In the first half of 2024, EUR 175 million of regulatory costs and EUR 39 million of restructuring costs had been recorded. Expenses excluding regulatory costs and these restructuring costs declined slightly, as the impact of automatic salary indexation was offset by FTE reductions.
The net addition to the provision for loan losses amounted to EUR 76 million, an annualised 15 basis points of average customer lending, compared with EUR 65 million in the first six months of 2024. Risk costs in 2025 included an increase in collective provisions for business lending clients.
Retail Germany
Retail Germany recorded a result before tax of EUR 667 million in the first half of 2025 compared with EUR 805 million in the same period of 2024. The decline was due to normalising liability margins.
We continued to achieve strong commercial growth in Germany, with a double-digit increase year-on-year in both the number of primary customers and total customer balances. In the first half of 2025, customer deposits (excluding Treasury) rose by EUR 14.2 billion, reflecting a strong inflow following a promotional savings campaign. Net core lending growth (which excludes Treasury products) was EUR 3.2 billion in the first half of 2025, of which EUR 2.3 billion was in residential mortgages.
Commercial NII decreased 10% year-on-year to EUR 1,115 million. The decline was primarily due to lower liability margins, which have gradually decreased from the high levels observed in the first half of 2024. This was only partially offset by continued growth in deposit volumes. NII from lending products remained broadly stable, as limited margin pressure was offset by higher average balances.
Fee income rose 35% to EUR 287 million, driven by a sharp increase in the number of investment product trades, growth in the number of customers, and higher fees from daily banking. Investment and other income declined by EUR 26 million due to lower Treasury-related revenues.
Operating expenses in the first six months of 2025 were EUR 680 million. This comprised EUR 25 million of regulatory costs, down from EUR 40 million a year earlier, reflecting a lower contribution to the deposit guarantee scheme. Expenses excluding regulatory costs in both years, as well as a legal provision of EUR 10 million and EUR 6 million of restructuring costs recorded in 2025, rose 8.7%. This was predominantly due to higher staff expenses (related to annual salary increases) and investments in business growth and scalability.
Net additions to loan loss provisions were EUR 77 million, remaining at a relatively low level (14 basis points of average customer lending), and were primarily related to consumer lending.
Retail Other
Retail Other comprises the six remaining retail markets: Spain, Italy, Australia, Poland, Romania and Türkiye. The result before tax for Retail Other increased 17% to EUR 854 million, driven by higher income, a modest rise in expenses and lower risk costs.
Net core lending growth (adjusted for currency effects and Treasury) amounted to EUR 6.4 billion in the first half of 2025, of which EUR 5.0 billion was in residential mortgages, mainly in Australia, Spain, Poland and Italy. Net core deposits growth (excluding Treasury) totalled EUR 5.7 billion, largely reflecting net inflows in Italy and Spain.
Commercial NII rose 3.2% to EUR 1,847 million, supported by higher lending income as volumes expanded at broadly stable margins. NII from liability products remained flat, as increased deposit volumes offset the impact of normalising deposit margins. Other NII slightly declined. The first half of 2025 saw lower Treasury-related interest income, while the comparable period in 2024 had included a EUR -39 million impact from the Polish mortgage moratorium.
Net fee and commission income rose significantly to EUR 356 million, up 22% year-on-year. Fee income from investment products increased substantially, driven by net inflows and a higher number of trades. This was complemented by markedly higher fee income from daily banking and insurance, reflecting customer growth and successful cross-selling.
Operating expenses in the first half of 2025 amounted to EUR 1,436 million. This included EUR 136 million of regulatory costs, which remained flat year-on-year. The prior year had included EUR 35 million of legal provisions. Expenses excluding regulatory costs and these legal provisions rose 6.8%, mainly due to inflationary pressures and investments in future business growth.
The net addition to loan loss provisions was EUR 159 million, or 27 basis points of average customer lending, with additions mainly in Poland and Spain. Risk costs declined from EUR 176 million recorded in the prior-year period.
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Contents	Interim Report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information
Wholesale Banking

Wholesale Banking
in EUR million	6M2025	6M2024	Growth %
Commercial net interest income	1,971	2,030	-3%
Other net interest income	-559	-293
Net interest income	1,412	1,737	-19%
Net fee and commission income	696	676	3%
Total investment and other income	1,344	1,166	15%
Total income	3,452	3,580	-4%
of which:
Lending	1,565	1,667	-6%
Daily Banking & Trade Finance	958	982	-2%
Financial Markets	787	739	6%
Treasury & Other	142	192	-26%
Total income	3,452	3,580	-4%
Expenses excl. regulatory costs	1,850	1,608	15%
Regulatory costs	51	54	-6%
Operating expenses	1,901	1,662	14%
Gross result	1,551	1,918	-19%
Addition to loan loss provisions	227	295	-23%
Result before taxation	1,324	1,623	-18%
Taxation	342	406	-16%
Non-controlling interests	19	22	-14%
Net result IFRS-EU	962	1,194	-19%
Adjustment of the IFRS-EU 'IAS 39 carve out'	786	1,099	-28%
Net result IFRS-IASB	1,748	2,293	-24%
Key financial metrics
Net core lending growth (in EUR billion)[1]	2.3	-0.5
Net core deposits growth (in EUR billion)[1]	2.9	10.0
Risk costs in bps of average customer lending	24	31

1     For a definition and reconciliation of net core lending growth and net core deposits growth, see the appendix 'Alternative performance measures'.
Without application of the EU 'IAS 39 carve-out’, ING’s net result of Wholesale Banking amounted to EUR 1,748 million in the first half of 2025, compared to EUR 2,293 million in the same period of 2024. The adjustment of the EU ‘IAS 39 carve-out’, included in the net result was EUR 786 million, compared with EUR 1,099 million in the first half of 2024, due to fair value changes on derivatives related to asset-liability-management activities for the mortgages and savings portfolios in the Benelux, Germany, France, Spain, Italy and Romania. These fair value changes were mainly a result of changes in market interest rates. No hedge accounting is applied to these derivatives under IFRS-IASB.
The IFRS-EU net result (when applying the EU ‘IAS 39 carve-out’) decreased to EUR 962 million from EUR 1,194 million in the first six months of 2024. Wholesale Banking reported a result before tax of EUR 1,324 million in the first half of 2025 compared with EUR 1,623 million in the same period of the previous year.
Total income declined 3.6%, as strong performances in Financial Markets and our cash pooling business were more than offset by margin compression in Payments & Cash Management and softer results in Lending. Earnings were impacted by higher investment costs for future business growth and EUR 90 million of restructuring provisions. Disciplined capital management contributed to a 5.0% reduction in risk-weighted assets and a return on equity of 10.5%.
Net core lending growth amounted to EUR 2.3 billion, driven by higher volumes in Working Capital Solutions and short-term trade-related financing. These increases were partly offset by subdued demand for long-term corporate loans during the first half of 2025 due to economic uncertainty, as well as our ongoing efforts to optimise capital usage.
Net customer deposits growth was EUR 2.9 billion, mainly reflecting successful initiatives in Money Markets and higher short-term client balances in our cash pooling business.
Total income for Lending declined 6.1% to EUR 1,565 million due to subdued demand, a low level of primary syndications, as well as secondary loan sales. Our continued focus on capital management helped reduce risk-weighted assets in Lending by over 10%.
Income from Daily Banking & Trade Finance declined slightly year-on-year. Volume growth across all products, an 11% increase in fee income and strong commercial momentum in our cash pooling business largely offset lower interest margins in Payments & Cash Management.
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Financial Markets income rose 6.5% to EUR 787 million. We achieved strong results in Forex, Interest Rate Derivatives, and Non-Linear products, benefiting from strong clients flows and favourable market conditions.
Income from Treasury & Other declined year-on-year due to a EUR 70 million one-off income recorded in the first half of 2024 and lower Treasury results. This was partly offset by higher income from Corporate Investments.
The first half of 2025 included EUR 90 million of restructuring costs, of which EUR 85 million was attributable to workforce redundancies. These organisational changes are aimed at making our teams fit for the future. Excluding these incidental costs as well as regulatory costs, expenses rose 9.5% year-on-year. This reflects wage inflation and investments in in business growth, including initiatives to enhance the digital customer experience and the scalability of our systems.
The net addition to loan loss provisions declined to EUR 227 million (24 basis points of average customer lending) from EUR 295 million in the prior-year period. Individual Stage 3 risk costs fell sharply due to lower inflows, repayments and recoveries.
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Contents	Interim Report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information
Risk management
As a global financial institution with a strong European base, offering banking services, ING is exposed to a variety of risks. We manage these through a comprehensive risk management framework that integrates risk management into strategic planning and daily business activities. This aims to safeguard ING’s financial strength and reputation by promoting the identification, measurement and management of risks at all levels of the organisation. Taking measured risks aligned with its risk appetite is core to ING’s business.
The risk management function supports the EB in formulating the risk appetite, strategies, policies and limits. It provides adequate steering, oversight, challenge and controls throughout ING on risk-related items.

Basis of disclosures (*)
This risk management section contains an update of information relating to the nature and the extent of the risks arising from financial instruments as disclosed in the 2024 ING Group consolidated financial statements as included in the 2024 Annual Report. These disclosures are an integral part of ING Group condensed consolidated interim financial statements and are indicated by the symbol (*). Chapters, paragraphs, graphs or tables within this risk management section that are indicated with this symbol in the respective headings or table header are considered to be an integral part of the condensed consolidated interim financial statements.
This risk management section also includes additional disclosures beyond those required by IFRS standards, such as certain legal and regulatory disclosures. Not all information in this section can be reconciled back to the primary financial statements and corresponding notes, as it has been prepared using risk data that differs to the accounting basis of measurement.

Business environment
Geopolitical risk
Geopolitical risks remained elevated in the first half of 2025, driven by ongoing conflicts, increased rising global tensions, and diverging policy approaches affecting the global risk landscape. These dynamics contribute to further market volatility and operational uncertainty across regions. Major developments included renewed tensions in global trade relations, growing political fragmentation within the European Union, instability in the Middle East, sustained conflict in Ukraine, and increased friction in Southeast Asia.
In the first half of 2025, ING conducted ad hoc risk assessments on significant geopolitical events for potential risk management measures if needed.
Global trade relations
Trade policy developments remained a key focus in the first half of 2025. The United States introduced broad-based global tariffs, affecting multiple sectors and countries, including key European and Asian exports. Recently, the United States and European Union have reached a trade agreement, ending a months-long standoff between two of the world's biggest economic partners. The deal is imposing a 15% import tariff on most EU goods. That is half the 30% import tax rate the US had threatened to implement starting on August 1st.
Meanwhile, US-China trade relations remained tense, with both countries imposing successive rounds of tariffs before reaching a temporary de-escalation agreement in June. Although a major escalation was avoided, broader trade policy uncertainty persists and will continue weighing on economic activity and investor sentiment. This outlook has contributed to downbeat growth and inflation forecasts, market volatility and increased uncertainty over global trade.
EU political fragmentation
Political developments within the EU showed several member states experiencing political instability and shifts in electoral dynamics. In the Netherlands, the coalition government collapsed following the withdrawal of Party for Freedom (PPV) from the governing coalition, with efforts to form a new government to continue later in the year. European elections across members such as Germany, Poland, and Romania reflect shifting power dynamics and changes in political representation. These developments add uncertainty to domestic and EU-wide policymaking and may hinder coordination on fiscal policy, climate initiatives, and financial regulations.
The war in Ukraine
The war in Ukraine continued, with intensified military activity on both sides through new offensives and counterattacks. The prolonged conflict has strained military and financial support commitments from Western allies, with ongoing support for Ukraine remaining a subject of attention. The conflict continues to influence energy markets and oil price volatility, with increased risk of further sanctions affecting global trade and operational risk for businesses with exposures in the region. ING continues to monitor these developments closely as it proceeds with the planned exit from Russia.

Exposure in Russia
In March 2022, we announced a decision to no longer do new business with Russian counterparties. Nevertheless, ING’s remaining operations in Russia and with Russian counterparties are subject to various
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risks, including, but not limited to, credit risk, changes in laws and regulations including sanctions and counter sanctions as well as conflicts of law, potential litigations and deconsolidation events.
In June 2025, ING’s remaining credit exposures to Russian counterparties, booked outside of Russia is €0.7 billion (31 December 2024: €1.0 billion).
On 28 January 2025, ING announced it had reached an agreement on the sale of its business in Russia to Global Development JSC, a Russian company owned by a Moscow-based financial investor with a background in factoring services. This transaction will effectively end ING’s activities in the Russian market. Under the terms of the agreement, Global Development will acquire all shares of ING Bank (Eurasia) JSC, taking over all Russian onshore activities and staff. Global Development intends to continue to serve customers in Russia under a new brand. The transaction, which has been preceded by extensive due diligence, is subject to various regulatory approvals and is expected to be closed in the third quarter of 2025. For further information on the sale, reference is made to Note 21 ‘Potential sale of ING Bank (Eurasia) JSC‘.
During 2024, a trend emerged whereby Russian parties are holding Western banks liable in Russian courts. The Russian parties claim that such banks, by complying with sanctions imposed by the EU, US and other authorities, have caused damage to the Russian party. There have also been instances where Russian courts ruled in favour of the Russian party. In these cases, Russian courts did not recognise such sanctions, did not respect the choice of law and courts pursuant to the applicable contracts, and held Russian subsidiaries of Western banks liable for acts by other entities in that banking group. For more information on litigation involving ING, see Note 20 ‘Legal proceedings’.
Exposure in Ukraine
In Ukraine, our credit exposure was approximately €470 million (31 December 2024: €550 million), mainly with Central Bank liquidity facilities and other lending. A significant part is guaranteed by international parents or benefits from strong collateral.
Middle East tensions
Tensions in the Middle East remain elevated amid the ongoing conflict between Israel and Hamas. Despite the ceasefire implemented earlier this year, repeated violations and a worsening humanitarian crisis in Gaza have raised global concern. The risk of regional spillover threatens energy security and oil market stability, adding to broader geopolitical and financial uncertainty in the region.
Southeast Asia tensions
Tensions in Southeast Asia escalated amid increased Chinese military activity near Taiwan and the Philippines. In response, the United States have expanded its defence cooperation with regional allies, contributing to greater strategic competition in Asia-Pacific. These tensions risk disrupting trade routes, heightening compliance risks, and increasing financial uncertainty in the region.

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Credit risk
Loan loss provisioning (*)
ING recognises loss allowances based on the expected credit loss (ECL) model of IFRS 9, which is designed to be forward-looking. The IFRS 9 impairment requirements are applicable to on-balance-sheet financial assets measured at amortised cost or fair value through other comprehensive income (FVOCI), such as loans, debt securities and lease receivables, as well as off-balance-sheet items such as undrawn loan commitments, financial- and non-financial guarantees issued.
ING distinguishes between two types of calculation methods for credit loss allowances:
•Collective 12-month ECL (Stage 1) and collective lifetime ECL (Stage 2) for portfolios of financial instruments, as well as collective lifetime ECL for credit-impaired exposures (Stage 3) below €1 million;
•Individual lifetime ECL for credit-impaired (Stage 3) financial instruments with exposures above €1 million.
Climate and environmental risks in IFRS 9 models (*)
Climate risk drivers (physical and transition risks) can reduce the ability of businesses and households to fulfil their obligations due on existing lending contracts. These may also lead to the depreciation/erosion of collateral values, which would translate into higher credit losses and loan-to-value ratios in the lending portfolio of ING.
ING has devised a strategy for incorporation of climate risk factors into IFRS 9 models, which considers short, medium, and long-term plans. As part of that strategy, ING has introduced a management adjustment to ECL models for business clients in 2024, to specifically cover for the medium- to long-term transition risk on high greenhouse gas-emitting sectors in loan loss provisioning. This management adjustment is continued as at 30 June 2025.
Additionally, where climate and environmental factors have impacted the economy in the recent past or present, these impacts are implicitly embedded in ING’s IFRS 9 ECL models through the projected macroeconomic indicators (e.g. indirectly via GDP growth and unemployment rates). We note, however, that our ECL models are primarily sensitive to the short-term economic outlook as we use a three-year time horizon for macroeconomic outlook, for the long term a mean reversion approach is applied.
With regard to our evaluation of specific climate-related matters, particularly physical risk events that have already occurred (e.g. floods, stranded assets etc.), the impact of such events is individually assessed in the calculation of Stage 3 individual provisions, collective SICR or management adjustments to ECL models. For example, we consider whether affected assets have suffered from a significant increase in credit risk (or are credit impaired) and whether the ECL is appropriate. For more details, see ‘Management adjustments applied this reporting period’.
Going forward, ING aims to continue to improve on climate risk data, which will enable us to further embed climate risks into the IFRS 9 ECL models.

Portfolio quality and concentration (*)
The table below describes the portfolio composition over the different IFRS 9 stages and rating classes. The Stage 1 portfolio represents 91.7 percent (2024: 91.1 percent) of the total gross carrying amounts, mainly composed of investment grade, while Stage 2 makes up 7.1 percent (2024: 7.6 percent) and Stage 3 makes up 1.2 percent (2024: 1.3 percent) of the total gross carrying amounts, respectively.

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Gross carrying amount per IFRS 9 stage and rating class (*)[1]
in EUR million		12-month ECL (Stage 1)				Lifetime ECL not credit impaired (Stage 2)				Lifetime ECL credit impaired (Stage 3)				Total
Rating class		Gross carrying amount		Provisions		Gross carrying amount		Provisions		Gross carrying amount		Provisions		Gross carrying amount		Provisions
		30 June 2025	31 December 2024	30 June 2025	31 December 2024	30 June 2025	31 December 2024	30 June 2025	31 December 2024	30 June 2025	31 December 2024	30 June 2025	31 December 2024	30 June 2025	31 December 2024	30 June 2025	31 December 2024
Investment grade	1 (AAA)	89,188	79,076	1	1	191	281							89,379	79,357	1	1
	2-4 (AA)	145,150	140,671	12	10	1,894	1,579	1	1					147,043	142,250	13	11
	5-7 (A)	265,263	244,241	27	22	6,323	6,908	8	8					271,586	251,149	34	29
	8-10 (BBB)	317,743	310,324	66	55	20,122	24,683	47	55					337,865	335,008	113	110
Non-investment grade	11-13 (BB)	159,671	154,348	197	190	18,158	18,479	100	91					177,828	172,827	297	281
	14-16 (B)	25,725	25,377	128	124	19,569	17,433	399	366					45,294	42,811	527	490
	17 (CCC)	666	905	8	8	4,637	3,992	214	173					5,304	4,897	222	181
Performing Restructuring	18 (CC)					4,471	4,059	268	233					4,471	4,060	268	233
	19 (C)					2,232	2,474	210	203					2,232	2,474	210	203
Non-performing loans	20-22 (D)									12,932	13,742	4,259	4,509	12,932	13,742	4,259	4,509
Total		1,003,405	954,943	439	409	77,596	79,888	1,247	1,130	12,932	13,742	4,259	4,509	1,093,934	1,048,574	5,945	6,049
1    Stage 3 lifetime credit impaired provision includes €21 million (31 December 2024: €21 million) on purchased or originated credit impaired.

Changes in gross carrying amounts and loan loss provisions (*)
The table below provides a reconciliation by stage of the gross carrying amount and allowances for loans and advances to banks and customers, including loan commitments and financial guarantees. The transfers of financial instruments represent the impact of stage transfers upon the gross carrying/nominal amount and associated allowance for ECL. This includes the net-remeasurement of ECL arising from stage transfers, for example, moving from a 12-month (Stage 1) to a lifetime (Stage 2) ECL measurement basis.
The net-remeasurement line represents the changes in provisions for facilities that remain in the same stage.

Please note the following comments with respect to the movements observed in the table below:
•Stage 3 gross carrying amount decreased by €0.8 billion from €13.7 billion as at 31 December 2024 to €12.9 billion as at 30 June 2025, mainly as a result of €1.5 billion derecognitions and repayments and €0.8 billion write-offs and disposals, which is offset by an increase of €1.5 billion net inflow into NPL (credit impaired) in the first six months of 2025. Following the decrease in carrying amount, Stage 3 provisions decreased by €0.3 billion.
•Stage 2 gross carrying amounts decreased by €2.3 billion from €79.9 billion as at 31 December 2024 to €77.6 billion as at 30 June 2025, largely driven by a decrease of €10.5 billion exposure due to derecognised financial assets (including sales) and repayments, and €0.6 billion exposure moving to stage 3. This was offset by €7.7 billion net transfers moving from Stage 1 into Stage 2, including the impact of changes in risk drivers (driven by updated macro-economic forecasts and the impact of new early warning signals) and model redevelopments mainly for Wholesale Banking. Other includes an increase of €1.1 billion related to other commitments. Stage 2 provisions increased by €0.1 billion to €1.2 billion as of 30 June 2025.
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Changes in gross carrying amounts and loan loss provisions (*)[1,2]
in EUR million	12-month ECL (Stage 1)		Lifetime ECL not credit impaired (Stage 2)		Lifetime ECL credit impaired (Stage 3)		Total		12-month ECL (Stage 1)		Lifetime ECL not credit impaired (Stage 2)		Lifetime ECL credit impaired (Stage 3)		Total
	Gross carrying amount	Provisions	Gross carrying amount	Provisions	Gross carrying amount	Provisions	Gross carrying amount	Provisions	Gross carrying amount	Provisions	Gross carrying amount	Provisions	Gross carrying amount	Provisions	Gross carrying amount	Provisions
	30 June 2025								31 December 2024
Opening balance as at 1 January	954,943	409	79,888	1,130	13,742	4,509	1,048,574	6,049	937,633	517	75,454	1,435	11,956	3,887	1,025,043	5,839
Transfer into 12-month ECL (Stage 1)	16,783	15	-16,655	-132	-128	-23	0	-141	20,486	22	-20,236	-195	-249	-34	0	-207
Transfer into lifetime ECL not credit impaired (Stage 2)	-24,349	-36	25,053	358	-703	-72	0	250	-43,155	-49	43,900	429	-745	-96	0	285
Transfer into lifetime ECL credit impaired (Stage 3)	-980	-7	-1,305	-107	2,286	562	0	448	-2,980	-18	-2,856	-235	5,836	1,802	0	1,548
Net remeasurement of loan loss provisions	0	-7	0	85	0	137		215	0	-181	0	-137	0	185	0	-133
New financial assets originated or purchased	134,966	119	0	0	0	1	134,966	120	212,516	192	0	0	0	0	212,516	192
Financial assets that have been derecognised	-65,485	-40	-6,435	-84	-554	-121	-72,474	-245	-126,858	-76	-11,840	-153	-1,450	-257	-140,148	-485
Net drawdowns and repayments	-28,119		-3,973		-912		-33,005		-41,763	0	-4,393	0	-309	0	-46,465	0
Changes in models/risk parameters	0	-6	0	17	0	-47	0	-35	0	8	0	-6	0	-22	0	-20
Increase in loan loss provisions		39		137		436		612		-102		-297		1,578		1,179
Write-offs	0	0	0	0	-556	-556	-556	-556	0	0	0	0	-1,017	-1,017	-1,017	-1,017
Disposals	-510	-2	-68	-2	-282	-125	-860	-129	-935	-1	-141	-8	-279	-215	-1,355	-225
Recoveries of amounts previously written off		0		0		30		30		0		0		69		69
Foreign exchange and other movements	16,157	-7	1,092	-18	40	-35	17,288	-60	0	-5	0	0	0	208	0	203
Closing balance	1,003,405	439	77,596	1,247	12,932	4,259	1,093,934	5,945	954,943	409	79,888	1,130	13,742	4,509	1,048,574	6,049
1    Stage 3 lifetime credit impaired provision includes €21 million (31 December 2024:€21 million) on purchased or originated credit impaired.
2    The addition to the loan provision (in the consolidated statement of profit or loss) amounts to €612 million (31 December 2024: €1,194 million) of which €638 million (31 December 2024: €1,170 million) related to IFRS 9 eligible financial assets, €-26 million (31 December 2024: €9 million) related to non-credit replacement guarantees and €0 million (31 December 2024: €15 million) to modification gains and losses on restructured financial assets.

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Contents	Interim Report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information
Macroeconomic scenarios and sensitivity analysis of key sources of estimation uncertainty (*)
Methodology (*)
Our methodology in relation to the adoption and generation of macroeconomic scenarios is described in this section. We continue to follow this methodology in generating our probability-weighted ECL, with consideration of alternative scenarios and management adjustments supplementing this ECL where, in management's opinion, the consensus forecast does not fully capture the extent of recent credit or economic events. The macroeconomic scenarios are applicable to the whole ING portfolio in the scope of IFRS 9 ECLs.
The IFRS 9 standard, with its inherent complexities and potential impact on the carrying amounts of our assets and liabilities, represents a key source of estimation uncertainty. In particular, ING’s reportable ECL numbers are sensitive to the forward-looking macroeconomic forecasts used as model inputs, the probability-weights applied to each of the three scenarios, and the criteria for identifying a significant increase in credit risk. As such, these crucial components require consultation and management judgement, and are subject to extensive governance.
Baseline scenario (*)
As a baseline for IFRS 9, ING has adopted a market-neutral view combining consensus forecasts for economic variables (GDP, unemployment) with market forwards (for interest rates, exchange rates and oil prices). Input from a leading third-party service provider is used to complement the consensus with consistent projections for variables for which there are no consensus estimates available (most notably house prices and – for some countries – unemployment), to generate alternative scenarios, to convert annual consensus information to a quarterly frequency and to ensure general consistency of the scenarios. As the baseline scenario is consistent with the consensus view, it can be considered as free from any bias.
The relevance and selection of macroeconomic variables is defined by the ECL models under credit risk model governance. The scenarios applied are reviewed and challenged by ING experts.
Alternative scenarios and probability weights (*)
Two alternative scenarios are taken into account: an upside and a downside scenario. The alternative scenarios have statistical characteristics as they are based on the forecast deviations of the leading third-party service provider.
To understand the baseline level of uncertainty around any forecast, the leading third-party service provider keeps track of all its deviations (so-called forecast errors) of the past 20 years. The distribution of forecast errors for GDP, unemployment, house prices and share prices is applied to the baseline forecast creating a broad range of alternative outcomes. In addition, to understand the balance of risks facing the economy in an unbiased way, the leading third-party service provider runs a survey with respondents from around the world and across a broad range of industries. In this survey, respondents put forward their views of key risks. Following the survey results, the distribution of forecast errors (that is being used for determining the scenarios) may be skewed.
For the downside scenario, ING has chosen the 90th percentile of that distribution because this corresponds with the way risk management earnings-at-risk is defined within the Group. The upside scenario is represented by the 10th percentile of the distribution. The applicable percentiles of the distribution imply a 20 percent probability for each alternative scenario. Consequently, the baseline scenario has a 60 percent probability weighting. Please note that, given their technical nature, the downside and upside scenarios are not based on an explicit specific narrative.
Macroeconomic scenarios applied (*)
The macroeconomic scenarios applied in the calculation of loan loss provisions are based on the consensus forecasts.
Baseline assumptions (*)
The general picture that the consensus conveys is that global economic growth is expected to slow sharply in 2025 on the back of global economic uncertainty. This is expected to outweigh fiscal expansion in many advanced markets. Inflation is expected to remain near target for most advanced economies, although it is expected to remain above target for the United States on the back of new economic policies. With interest rates moderating, although some uncertainty about this path for the US exists at this point, monetary conditions should turn more favourable for growth. For the housing market, continued price growth is expected for almost all main markets.
The June 2025 consensus expects global output (as measured by the weighted average GDP growth rate of ING’s 25 main markets) to marginally increase from 2.0 percent in 2025 to 2.1 percent in 2026. For 2027 economic growth is expected to come in at 2.4 percent.
In the US, the uncertainty and negative effects from the economic policy agenda will likely outweigh the impact of continued fiscal stimulus. This causes economic growth expectations to slow. Inflation has come down to more benign levels but the potential inflationary impact of higher tariffs has made the Federal Reserve hold its rate-cutting cycle. Still, inflation remains above the 2% target and the outlook for inflation has become more uncertain. The consensus expects the growth rate of the US economy to grow at 1.4 percent in 2025 to 1.5 percent and 2.0 percent in 2026 and 2027 respectively.
The eurozone economy saw some growth return in 2024 after a long period of stagnation that started during the energy crisis but expectations for 2025 remain modest. The export environment continues to be plagued by weak global demand amidst trade tensions and investments are stymied by global uncertainty. Expectations of a pickup in growth likely hangs on stronger public investment – think of defense spending or German infrastructure investment – but that will only gradually start to positively impact economic growth. Consensus expects the eurozone to have grown by only 0.9 percent in 2025, before recovering slightly to 1.1 percent and 1.4 percent in 2026 and 2027 respectively.
ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2025 - Unaudited    19

Contents	Interim Report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information
Elsewhere in Europe, the outlook is more upbeat. In Poland, domestic demand appears to remain the key growth driver over the near-term forecast. Consumption growth is projected to be solid this year and next, supported by real earning gains on the back of a tight labour market. Poland can also expect stronger defense investment, but also there it will be a story for 2026. The economy is expected to grow by 3.2 percent in 2025, picking up to 3.4 percent in 2026 and slowing to 2.8 percent in 2027. The consensus expectation for Türkiye is to see growth pick up, from 2.9 percent in 2025 to 3.3 percent and 3.6 percent in 2026 and 2027 respectively as momentum remains strong despite domestic political events and global trade uncertainty. The Russian economy is expected to slow down to 1.3 percent in 2026 from 1.6 percent in 2025 and settle at 1.4 percent in 2027.
For China, achieving the 5% growth target can be considered a significant challenge as external demand worries intensify due to American tariffs. Still, domestic stimulus plans do have an effect and a possible bottoming out of the real estate market still keep growth expectations decent for the short-run, although consensus expects Chinese GDP growth to remain on a downward trend for the medium-term. For 2025, consensus expects 4.5 percent growth, down to 4.1 percent in 2026 and 2027.
While weaker demand from major trading partners poses a headwind, Australia’s limited direct exposure to US trade barriers will help cushion the impact. Growth will be supported by a strong labour market, solid disposable incomes, and resilient household consumption, despite subdued business investment amid heightened tariff uncertainty. Growth is expected to have come in at 1.8 percent in 2025, with a pick-up expected for 2026 to 2.2 percent and 2.5 percent for 2027.
When compared to the December 2024 consensus forecast, the June 2025 forecast has deteriorated slightly on the back of geo-political tensions and economic uncertainty. Global GDP is expected to increase by 2.0 percent in 2025 (compared to 2.4 percent assumed before) and is expected to grow by 2.1 percent in 2026 (2.4 percent assumed before). With the energy crisis and pandemic now further behind us, the consensus for economic activity in major markets is showing smaller deviations over time despite economic and geopolitical uncertainty still being very prevalent.
Alternative scenarios and risks (*)
The baseline scenario assumes continued steady economic growth. However, a longer period of weakness, due to even more concerning geopolitical tensions, persistent elevated inflation and trade tensions could lead to a more protracted and deeper economic slowdown. As such, the balance of risks to the baseline outlook is negative, and the alternative scenarios have a downward skew in line with the outcomes of the Global Risk Survey of the before mentioned leading third-party service provider.
The downside scenario sees a recession in 2025 and 2026 for most countries. Unemployment increases strongly in this scenario and house prices in most countries show outright falls. The downside scenario captures the possible impact from escalating geopolitical tensions, increased trade tensions and persistent elevated inflation.
The upside scenario reflects the possibility of a better economic out-turn because of a substantial loosening of monetary policy, and policy stimulus in China.
Management adjustments applied this reporting period (*)
In times of volatility and uncertainty where portfolio quality and the economic environment are changing rapidly, models alone may not be able to accurately predict losses. In these cases, management adjustments can be applied to appropriately reflect ECL. Management adjustments can also be applied where the impact of the updated macroeconomic scenarios is over- or under-estimated by the IFRS 9 models, as well as to reflect the impact of model redevelopment or recalibration and periodic model assessment procedures that have not been incorporated in the IFRS 9 models yet.
ING has an internal governance framework and controls in place to assess the appropriateness of all management adjustments.

Management adjustments to ECL models (*)
in EUR million	30 June 2025	31 December 2024
Commercial Real Estate/ Inflation and interest rate increases	32	50
Economic sector / portfolio based adjustments	20	38
Mortgage portfolio adjustments	112	112
Climate transition risk	44	29
Other Post Model Adjustments	29	-27
Total management adjustments	236	203
As the ING credit risk models generally assume that inflation and interest rate increases materialize with a delay, via other risk drivers such as GDP and unemployment rates, an overlay approach was determined in previous financial years to timely estimate the expected credit losses (ECL) related to reduced repayment capacity and affordability for private individuals and business clients. As inflationary stress has decreased since origination of the overlay and limited impact has been observed in both the Retail and the Wholesale Banking segment, no management adjustment is reported since 31 December 2024, with the exception of a management adjustment for the Commercial Real Estate portfolio. The €32 million management adjustment related to the Commercial Real Estate portfolio (31 December 2024: €50 million in total) is reported in Wholesale Banking (€18 million) and in Business Banking (€14 million) because the prevailing risks from increased levels of interest rates and inflation still exist for this sector in these portfolios. This management adjustment is reflected in Stage 1 and Stage 2.
In the Retail Banking segment, specific portfolio-based adjustments have been recognized. As of 30 June 2025, the economic sector / portfolio based adjustment in Stage 2 of €20 million (31 December 2024: €38
ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2025 - Unaudited    20

Contents	Interim Report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information
million) relates to the Business Banking portfolio in Germany (€9 million), to cover for the increased uncertainty in the German economy, and to the Mortgage portfolio in Australia (€11 million), to cover for emerging risks in that portfolio.
The overall Mortgage portfolio adjustment of €112 million as of 30 June 2025 remained at the same level compared to 31 December 2024 (€112 million) and fully relates to the management adjustment in Stage 2 for the risk segmentation model that captures affordability, repayment and refinancing risk on performing mortgage customers with a bullet loan in the Netherlands.
As of 30 June 2025, the adjustment of €44 million (31 December 2024: €29 million) accounts for the impact of climate transition risk in both Wholesale Banking (€25 million) and Business Banking (€19 million). Climate transition risk is expected to lead to a structural change in credit risk, which means specific business activities will become structurally riskier due to environmental policies, technological progress or changes in market sentiment and preferences. The current IFRS 9 models do not directly capture this novel risk. The management adjustment to ECL models for business clients was made to specifically cover for the medium- to long-term transition risk on high greenhouse gas-emitting sectors and is reported in Stage 2.
Other management adjustments mainly relate to the impact of model redevelopment or recalibration and periodic model assessment procedures that have not been incorporated in the ECL models yet. The impact on total ECL can be positive or negative. These adjustments will be removed once updates to the specific models have been implemented. The change in balance compared to the previous reporting date is due to i) released adjustments because of model updates that have been implemented and ii) new model update related adjustments recognized.

Analysis on sensitivity (*)
The table below presents the analysis on the sensitivity of key forward-looking macroeconomic inputs used in the ECL collective-assessment modelling process and the probability weights applied to each of the three scenarios. The countries included in the analysis are the most significant geographic regions in ING, and for Wholesale Banking the US is the most significant in terms of both gross contribution to reportable ECL and sensitivity of ECL to forward-looking macroeconomics. Accordingly, ING considers these portfolios to present the most significant risk of resulting in a material adjustment to the carrying amount of financial assets within the next financial year. ING also observes that, in general, the WB business is more sensitive to the impact of forward-looking macroeconomic scenarios.
The purpose of the sensitivity analysis is to enable the reader to understand the extent of the impact from the upside and downside scenario on model-based reportable ECL.
In the table below, the real GDP is presented in percentage year-on-year change, the unemployment in percentage of total labour force and the house price index (HPI) in percentage year-on-year change.
ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2025 - Unaudited    21

Contents	Interim Report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information

Sensitivity analysis as at 30 June 2025 (*)
		2025	2026	2027	Unweighted ECL (€ mln)	Probability-weighting	Reportable ECL (€ mln)[1]
Netherlands Upside scenario	Real GDP	1.6	2.7	2.9	275	20%	382
	Unemployment	3.8	3.5	3.3
	HPI	9.8	16.7	5.1
Baseline scenario	Real GDP	1.2	1.1	1.5	352	60%
	Unemployment	4.0	4.2	4.2
	HPI	7.2	3.8	3.0
Downside scenario	Real GDP	0.6	-1.6	-0.9	581	20%
	Unemployment	5.0	6.6	7.8
	HPI	3.5	-12.8	0.0
Germany Upside scenario	Real GDP	0.5	3.1	2.6	577	20%	621
	Unemployment	3.3	2.7	2.2
	HPI	4.1	8.0	9.6
Baseline scenario	Real GDP	0.0	1.2	1.5	612	60%
	Unemployment	3.6	3.4	3.2
	HPI	2.9	4.4	6.4
Downside scenario	Real GDP	-0.7	-2.1	-0.4	695	20%
	Unemployment	4.2	5.3	5.7
	HPI	1.5	-0.4	2.2
Belgium Upside scenario	Real GDP	1.2	2.4	2.3	540	20%	583
	Unemployment	5.4	5.2	5.1
	HPI	4.1	4.8	4.4
Baseline scenario	Real GDP	0.9	1.1	1.5	572	60%
	Unemployment	5.9	5.8	5.7
	HPI	3.4	3.8	3.9
Downside scenario	Real GDP	0.3	-1.2	0.5	658	20%
	Unemployment	6.7	7.7	8.1
	HPI	2.5	2.1	2.6
United States Upside scenario	Real GDP	1.7	2.9	3.2	82	20%	126
	Unemployment	4.2	3.0	2.5
	HPI	4.7	6.3	9.7
Baseline scenario	Real GDP	1.4	1.5	2.0	111	60%
	Unemployment	4.5	4.3	4.3
	HPI	4.3	3.6	4.4
Downside scenario	Real GDP	0.7	-1.7	-0.9	213	20%
	Unemployment	5.3	6.9	7.9
	HPI	3.3	-2.6	-2.7
[1]Excluding management adjustments.

Sensitivity analysis as at 31 December 2024 (*)
		2025	2026	2027	Unweighted ECL (€ mln)	Probability-weighting	Reportable ECL (€ mln)[1]
Netherlands Upside scenario	Real GDP	2.6	3.0	2.5	193	20%	270
	Unemployment	3.5	3.3	3.3
	HPI	18.9	11.7	2.5
Baseline scenario	Real GDP	1.5	1.4	1.5	249	60%
	Unemployment	4.0	4.1	4.3
	HPI	9.1	3.5	2.4
Downside scenario	Real GDP	-0.4	-1.4	-0.2	411	20%
	Unemployment	5.7	7.2	8.1
	HPI	-3.7	-7.2	2.2
Germany Upside scenario	Real GDP	2.0	2.8	1.6	510	20%	548
	Unemployment	2.9	2.4	2.0
	HPI	5.4	8.9	9.9
Baseline scenario	Real GDP	0.5	1.1	1.2	540	60%
	Unemployment	3.4	3.3	3.2
	HPI	2.6	5.6	6.3
Downside scenario	Real GDP	-1.7	-1.7	0.3	609	20%
	Unemployment	4.7	5.6	5.9
	HPI	-1.7	1.3	2.2
Belgium Upside scenario	Real GDP	2.2	2.6	2.1	534	20%	579
	Unemployment	5.1	5.0	4.9
	HPI	4.8	4.5	4.4
Baseline scenario	Real GDP	1.1	1.5	1.6	569	60%
	Unemployment	5.7	5.7	5.6
	HPI	3.2	4.1	3.8
Downside scenario	Real GDP	-0.6	-0.2	1.1	654	20%
	Unemployment	7.0	8.0	8.0
	HPI	1.2	2.9	2.5
United States Upside scenario	Real GDP	3.1	3.5	3.2	74	20%	113
	Unemployment	3.4	2.4	2.3
	HPI	4.3	8.4	9.4
Baseline scenario	Real GDP	2.0	2.0	2.0	101	60%
	Unemployment	4.2	4.1	4.0
	HPI	3.3	3.7	3.9
Downside scenario	Real GDP	-0.1	-1.1	-0.4	187	20%
	Unemployment	5.9	7.3	8.0
	HPI	-0.7	-3.0	-2.5
[1] Excluding management adjustments.
ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2025 - Unaudited    22

Contents	Interim Report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information
When compared to the sensitivity analysis of year-end 2024, the macroeconomic inputs are overall less favourable. This is driven by a worsened macroeconomic outlook, mainly because of global economic uncertainty.
On a total ING level, the unweighted ECL for all collective provisioned clients in the upside scenario was €2,911 million, in the baseline scenario €3,179 million and in the downside scenario €3,887 million compared to €3,267 million reportable collective provisions as at 30 June 2025 (excluding management adjustments and other adjustments in the reporting process). To perform the sensitivity analysis, a point in time reportable ECL excluding reporting adjustments is used as input, which slightly deviates from the total Model ECL as reported below:

Reconciliation of reportable collective ECL to total ECL (*)
in EUR million	30 June 2025	31 December 2024
Total reportable collective provisions	3,162	2,975
ECL from individually assessed impairments	2,547	2,871
ECL from management adjustments	236	203
Total ECL	5,945	6,049
Criteria for identifying a significant increase in credit risk (SICR) (*)
All assets and off-balance-sheet items that are in scope of IFRS 9 impairment and which are subject to collective ECL assessment are allocated a 12-month ECL if deemed to belong in Stage 1, or a lifetime ECL if deemed to belong in Stages 2 or 3. An asset belongs in Stage 2 if it is considered to have experienced a significant increase in credit risk (SICR) since initial origination or purchase.
The main determinant of SICR is a quantitative test, whereby the lifetime probability of default (PD) of an asset at each reporting date is compared against its lifetime PD determined at the date of initial recognition. If either a threshold for absolute change in lifetime PD or a threshold for relative change in lifetime PD is reached, the item is considered to have experienced a SICR (for more details on absolute and relative thresholds, see the following sections). Furthermore, any facility which shows an increase of 200 percent between the PD at the date of initial recognition and the lifetime PD at the reporting date (i.e. threefold increase in PD) must be classified as Stage 2. This is considered a backstop within the quantitative assessment of SICR.
In Wholesale Banking, significant increase in lifetime PD is not considered plausible for assets of obligors with a credit rating at the reporting date in the top range of investment grade. As of 2024, the assets of these Wholesale Banking obligors are excluded from the assessment of significant increase in credit risk triggers. For these obligors the qualitative significant increases in credit risk triggers remain applicable (see the section below on Qualitative SICR triggers). These are for example the Watchlist and/ or forbearance triggers.
Finally, the 30 days past due backstop also remains applicable for the top range of investment grade exposures to ensure significant increase in credit risk recognition.
Absolute lifetime PD threshold
The absolute threshold is a fixed value calibrated per portfolio/segment and provides a fixed threshold that, if exceeded by the difference between lifetime PD at reporting date and lifetime PD at origination, triggers Stage 2 classification. The absolute threshold is calibrated during model development.
Relative lifetime PD threshold
The relative threshold defines a relative increase of the lifetime PD beyond which a given facility is classified in Stage 2 because of a significant increase in credit risk. The relative threshold is dependent on the individual PD assigned to each facility at the moment of origination, and a scaling factor calibrated in the model development phase.
Ultimately, the relative threshold provides a criterion to assess whether the ratio (i.e. increase) between lifetime PD at reporting date and lifetime PD at origination date is deemed a significant increase in credit risk. If the threshold is breached, SICR is identified and Stage 2 is assigned to the given facility.
The threshold for the relative change in lifetime PD is inversely correlated with the PD at origination; the higher the PD at origination, the lower the threshold. The logic behind this is to allow facilities originated in very favourable ratings to downgrade for longer without the need of a Stage 2 classification. In fact, it is likely that such facilities will still be in favourable ratings even after a downgrade of a few notches. On the contrary, facilities originated in already unfavourable ratings grades are riskier and even a single-notch downgrade might represent a significant increase in credit risk and thus a tighter threshold will be in place. Still, the relative threshold is relatively sensitive for investment-grade assets while the absolute threshold primarily affects non-investment grade assets.
Average threshold ratio
In the table below the average increase in PD at origination needed to be classified in Stage 2 is reported, taking into account the PD at origination of the facilities included in each combination of asset class and rating quality. In terms of rating quality, assets are divided into 'investment grade' and 'non-investment grade' facilities. Rating 18 and 19 are not included in the table, since facilities are not originated in these ratings and they constitute a staging trigger of their own (i.e. if a facility is ever to reach rating 18 or 19 at reporting date, it is classified in Stage 2). In the table, values are weighted by IFRS 9 exposure and shown for both year-end 2024 and June 2025.
To represent the thresholds as a ratio (i.e. how much should the PD at origination increase in relative terms to trigger Stage 2 classification) the absolute threshold is recalculated as a relative threshold for disclosure purposes. Since breaching only relative or absolute threshold triggers Stage 2 classification, the minimum between the relative and recalculated absolute threshold is taken as value of reference for each facility.
ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2025 - Unaudited    23

Contents	Interim Report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information

Quantitative SICR thresholds (*)
	30 June 2025		31 December 2024
Average threshold ratio	Investment grade (rating grade 1-10)	Non-investment grade (rating grade 11-17)	Investment grade (rating grade 1-10)	Non-investment grade (rating grade 11-17)
Asset class category
Mortgages	2.9	2.4	2.9	2.4
Consumer lending	2.9	2.2	2.8	2.1
Business lending	2.7	2.0	2.7	2.1
Governments and financial institutions	2.9	1.9	2.9	1.9
Other Wholesale Banking	2.7	1.9	2.7	1.9

As it is apparent from the disclosures above, as per ING’s methodology, the threshold is tighter the higher the riskiness at origination of the assets, illustrated by the difference between the average threshold applied to investment grade facilities and non-investment grade facilities.
Sensitivity of ECL to PD lifetime PD thresholds
The setting of PD threshold bands requires management judgement and is a key source of estimation uncertainty. On Group level, the total model ECL on performing assets, which is the ECL collective-assessment without taking management adjustments into account, was €1,474 million as at 30 June 2025 (31 December 2024: €1,328 million). To demonstrate the sensitivity of the ECL to these PD threshold bands, hypothetically solely applying the upside scenario would result in total model ECL on performing assets of €1,156 million and a decrease in the Stage 2 ratio by 0.5%-point, while solely applying the downside scenario would result in total model ECL on performing assets of €2,170 million and an increase in the Stage 2 ratio by 1.7%-point.
Qualitative SICR thresholds
It should be noted that the lifetime PD thresholds are not the only drivers of stage allocation as ING Group also relies on a number of qualitative indicators to identify and assess SICR. An asset can also change stages as a result of other triggers, such as having over 30 days arrears (used as a backstop), the occurrence of an early warning indicator, collective SICR assessment, being on a watch list, being under intensive care management, having a substandard internal rating or being forborne.

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2025 - Unaudited    24

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Other risks and uncertainties
Because we are a financial services company conducting business on a global basis, our revenues and earnings are affected by the volatility and strength of the economic, business, liquidity, funding and capital markets environments specific to the geographic regions in which we conduct business. The ongoing turbulence and volatility of such factors have adversely affected, and may continue to adversely affect, the profitability, solvency and liquidity of our business.
Factors such as the regional and global economic impact of the war in Ukraine and related international response measures, inability of counterparties to meet their financial obligations, changes in interest rates levels, securities prices, credit ratings, credit spreads, liquidity spreads, exchange rates, discontinuation of or changes to ‘benchmark’ indices, consumer spending, changes in client behaviour, business investment, real estate values and private equity valuations, government spending, inflation or deflation, the volatility and strength of the capital markets, operational risks, political events and trends, non-compliance with (or changes) in laws and regulations, climate change, terrorism, as well as inability to protect our intellectual property and infringement claims by third parties, to achieve our strategy or to retain key personnel may all impact the business and economic environment and, ultimately, our solvency, liquidity and the amount and profitability of business we conduct in a specific geographic region.
Additional risks of which ING is not presently aware, or that are currently viewed as less material than the risks described above, could also affect the business operations of ING and have a material adverse effect on ING’s business activities, financial condition, results of operations and prospects. For more information on risks, please refer to “Other information and appendices - Risk Factors” in the 2024 Annual Report.
The impact of the benchmark rate reform - WIBOR
In the 2024 consolidated financial statements as disclosed in the 2024 Annual Report, the Group presented a disclosure on the impact of the WIBOR benchmark reform.
The Steering Committee of the National Working Group (NWG SC) appointed in connection with the WIBOR benchmark reform the decision (published on 10 December 2024) on the selection of the proposed index with the technical name 'WIRF –' as the ultimate interest rate benchmark in Poland to replace the WIBOR benchmark. On 24 January 2025, the Steering Committee of the National Working Group has selected target name POLSTR (Polish Short Term Rate) for this index and thereafter in April has published the updated transition roadmap in Poland. The official determination of the POLSTR has commenced on 2 June 2025. The chosen index is calculated based on unsecured deposits of Credit and Financial Institutions. The WIBOR rate is expected to be ceased and replaced by a new RFR ("WIRF -") by 31 December 2027.
ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2025 - Unaudited    25

Contents	Interim Report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information

Condensed consolidated statement of financial position

in EUR million	30 June 2025	31 December 2024		30 June 2025	31 December 2024
Assets			Liabilities
Cash and balances with central banks	75,565	70,353	Deposits from banks	20,891	16,723
Loans and advances to banks	50,080	21,770	Customer deposits 7	738,028	691,661
Financial assets at fair value through profit or loss 2,4	152,486	137,580	Financial liabilities at fair value through profit or loss 8	93,524	86,900
Financial assets at fair value through other comprehensive income 3,4	49,846	46,389	Current tax liabilities	359	276
Securities at amortised cost 4	53,805	50,273	Deferred tax liabilities	1,400	1,209
Loans and advances to customers 5	693,285	683,611	Provisions	765	774
Investments in associates and joint ventures 6	1,536	1,679	Other liabilities	15,104	12,369
Property and equipment	2,418	2,434	Debt securities in issue 9	151,016	142,367
Intangible assets	1,409	1,334	Subordinated loans 10	16,566	17,878
Current tax assets	489	485	Total liabilities	1,037,653	970,158
Deferred tax assets	771	1,001
Other assets	9,285	6,945	Equity 11
			Share capital and share premium	17,148	17,148
			Other reserves	-3,158	-687
			Retained earnings	38,300	36,243
			Shareholders’ equity (parent)	52,290	52,703
			Non-controlling interests	1,031	995
			Total equity	53,321	53,698

Total assets	1,090,974	1,023,856	Total liabilities and equity	1,090,974	1,023,856
References relate to the accompanying notes. These are an integral part of the Condensed consolidated interim financial statements.
ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2025 - Unaudited    26

Contents	Interim Report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information
Condensed consolidated statement of profit or loss

	1 January to 30 June			1 January to 30 June
in EUR million	2025	2024		2025	2024

Interest income using effective interest rate method	22,079	25,066	Addition to loan loss provisions	612	559
Other interest income	3,763	4,863	Staff expenses	3,749	3,487
Total interest income	25,842	29,929	Other operating expenses 15	2,485	2,393
			Total expenses	6,846	6,439
Interest expense using effective interest rate method	-15,291	-17,515
Other interest expense	-3,261	-4,651	Result before tax	5,558	6,373
Total interest expense	-18,552	-22,166
			Taxation	1,516	1,798
Net interest income 12	7,290	7,762	Net result	4,042	4,575

Fee and commission income	3,090	2,757	Net result attributable to:
Fee and commission expense	-874	-760	Non-controlling interests	127	118
Net fee and commission income 13	2,216	1,998	Shareholders of the parent	3,915	4,456
				4,042	4,575
Valuation results and net trading income 14	2,773	3,016	in EUR
Investment income	48	24	Earnings per ordinary share 16
Other net income	77	12	Basic earnings per ordinary share	1.29	1.35
Total income	12,404	12,812	Diluted earnings per ordinary share	1.29	1.35
References relate to the accompanying notes. These are an integral part of the Condensed consolidated interim financial statements.
ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2025 - Unaudited    27

Contents	Interim Report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information
Condensed consolidated statement of comprehensive income

	1 January to 30 June
in EUR million	2025	2024
Net result (before non-controlling interests)	4,042	4,575

Other comprehensive income
Items that will not be reclassified to the statement of profit or loss:
- Unrealised revaluations property in own use	-8	3
- Remeasurement of the net defined benefit asset/liability	-7	17
- Net change in fair value of equity instruments at fair value through other comprehensive income	35	475
- Change in fair value of own credit risk of financial liabilities at fair value through profit or loss	-5	-9
Items that may subsequently be reclassified to the statement of profit or loss:
- Net change in fair value of debt instruments at fair value through other comprehensive income	185	-29
- Realised gains/losses on debt instruments at fair value through other comprehensive income reclassified to the statement of profit or loss	-10	-5
- Changes in cash flow hedge reserve	586	-224
- Exchange rate differences	-803	341
Total other comprehensive income	-26	570

Total comprehensive income	4,016	5,145

Comprehensive income attributable to:
Non-controlling interests	230	125
Shareholders of the parent	3,786	5,020
	4,016	5,145

Each component of the other comprehensive income is presented after taxation.
ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2025 - Unaudited    28

Contents	Interim Report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information
Condensed consolidated statement of changes in equity

in EUR million	Share capital and share premium	Other reserves	Retained earnings	Shareholders' equity (parent)	Non-controlling interests	Total equity
Balance as at 31 December 2024	17,148	-687	36,243	52,703	995	53,698

Net result			3,915	3,915	127	4,042
Other comprehensive income		-129		-129	103	-26
Total comprehensive income net of tax		-129	3,915	3,786	230	4,016

Dividends and other cash distributions 17			-2,152	-2,152	-193	-2,345
Share buyback programmes, commitment			-2,000	-2,000		-2,000
Share buyback programmes, repurchases of shares		-2,047	1,982	-64		-64
Share buyback programmes, cancellation of shares
Employee share-based compensation plans		59	-40	18	0	18
Other changes in treasury shares		7		7		7
Transfers		-360	360
Other changes			-8	-8	0	-8

Balance as at 30 June 2025	17,148	-3,158	38,300	52,290	1,031	53,321
References relate to the accompanying notes. These are an integral part of the Condensed consolidated interim financial statements. Changes in individual Reserve components are presented in Note 11 'Equity'.

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2025 - Unaudited    29

Contents	Interim Report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information
Condensed consolidated statement of changes in equity - continued

in EUR million	Share capital and share premium	Other reserves	Retained earnings	Shareholders' equity (parent)	Non-controlling interests	Total equity
Balance as at 31 December 2023	17,151	-2,767	40,299	54,684	944	55,628

Net result			4,456	4,456	118	4,575
Other comprehensive income		564		564	7	570
Total comprehensive income net of tax		564	4,456	5,020	125	5,145

Dividends 17			-2,497	-2,497	-253	-2,750
Share buyback programmes, commitment			-2,500	-2,500		-2,500
Share buyback programmes, repurchases of shares		-1,576	1,533	-43		-43
Share buyback programmes, cancellation of shares	-2	2,500	-2,498
Employee share-based compensation plans		43	-19	24	0	23
Other changes in treasury shares		2		2		2
Transfers		-308	308
Other changes			-1	-1	0	-1

Balance as at 30 June 2024	17,149	-1,542	39,081	54,689	816	55,505

References relate to the accompanying notes. These are an integral part of the Condensed consolidated interim financial statements. Changes in individual Reserve components are presented in Note 11 'Equity'.
ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2025 - Unaudited    30

Contents	Interim Report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information
Condensed consolidated statement of cash flows

		1 January to 30 June
in EUR million		2025	2024
Cash flows from operating activities
Result before tax		5,558	6,373
Adjusted for:	– Depreciation and amortisation	330	331
	– Addition to loan loss provisions	612	559
	– Revaluations	613	-80
	– Exchange rate differences and other	-2,519	1,858
Taxation paid		-1,129	-1,307
Changes in:	– Loans and advances to banks, not available on demand	-19,168	-5,222
	– Deposits from banks, not payable on demand	-529	-6,181
	– Trading assets	8,242	-12,975
	– Trading liabilities	-8,868	-3,485
	– Loans and advances to customers	-22,641	-13,819
	– Customer deposits	53,363	41,652
	– Non–trading derivatives	2,108	-647
	– Assets designated at fair value through profit or loss	914	769
	– Assets mandatorily at fair value through profit or loss	-28,235	-14,427
	– Other assets	-2,108	-1,200
	– Other financial liabilities at fair value through profit or loss	19,050	11,874
	– Provisions and other liabilities	4,899	1,875
Net cash flow from/(used in) operating activities		10,491	5,948

Cash flows from investing activities
Investments and advances:	- Associates and joint ventures	-1	-22
	- Financial assets at fair value through other comprehensive income	-11,324	-11,040
	– Securities at amortised cost[1]	-81,126	-48,584
	– Property and equipment	-124	-172

		1 January to 30 June
		2025	2024
	– Other investments	-200	-152
Disposals and redemptions:	– Associates and joint ventures	116	44
	– Disposal of subsidiaries, net of cash disposed
	- Financial assets at fair value through other comprehensive income	7,144	5,921
	– Securities at amortised cost[1]	76,653	47,439
	– Property and equipment	26	24
	– Other investments	6	10
	Net cash flow from/(used in) investing activities	-8,829	-6,532

	Cash flows from financing activities
	Proceeds from debt securities[1]	80,301	65,628
	Repayments of debt securities[1]	-65,413	-50,636
	Proceeds from issuance of subordinated loans	1,232	2,385
	Repayments of subordinated loans	-1,818	-1,970
	Repayments of principal portion of lease liabilities	-143	-136
	Purchase/sale of treasury shares	-2,047	-1,573
	Dividends paid	-2,843	-2,750
	Net cash flow from/(used in) financing activities	9,268	10,948

Net cash flow		10,931	10,364

	Cash and cash equivalents at beginning of the period	69,069	93,012
	Effect of exchange rate changes on cash and cash equivalents	-610	-1,366
	Cash and cash equivalents at end of the period	79,389	102,010
1 Cash flows are reported on a gross basis and include investments and borrowings of short term securities.
ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2025 - Unaudited    31

Contents	Interim Report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information
Condensed consolidated statement of cash flows - continued

Cash and cash equivalents
in EUR million	30 June 2025	30 June 2024
Treasury bills and other eligible bills included in securities at AC	77	23
Deposits from banks	-11,093	-8,498
Loans and advances to banks	14,841	13,412
Cash and balances with central banks	75,565	97,073
Cash and cash equivalents at end of the period	79,389	102,010
Cash and cash equivalents include deposits from banks and loans and advances to banks that are payable on demand. Included in Cash and cash equivalents are minimum mandatory reserve deposits held at various central banks.
The table below presents the Interest and dividend received and paid.

	1 January to 30 June
in EUR million	2025	2024
Interest received	26,406	28,958
Interest paid	-19,700	-20,119
	6,706	8,839

Dividend received	202	68
Dividend paid	-2,843	-2,750
Dividends received from associates and joint ventures are included in investing activities; interest received, interest paid and other dividends received are included in operating activities; and dividend paid is included in financing activities in the Condensed consolidated statement of cash flows.
ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2025 - Unaudited    32

Contents	Interim Report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information
Notes to the Condensed consolidated interim financial statements
1 Basis of preparation and significant changes in the current reporting period
1.1 Reporting entity and authorisation of the Condensed consolidated interim financial statements
ING Groep N.V. (Naamloze Vennootschap) is a company domiciled in Amsterdam, the Netherlands. Commercial Register of Amsterdam, number 33231073. These Condensed consolidated interim financial statements, as at and for the six month period ended 30 June 2025, comprise ING Groep N.V. (the Parent company) and its subsidiaries, together referred to as ING Group. ING Group is a global financial institution with a strong European base, offering a wide range of retail and wholesale banking services to customers.
The ING Group Condensed consolidated interim financial statements, as at and for the six month period ended 30 June 2025, were authorised for issue in accordance with a resolution of the Executive Board on 30 July 2025.
1.2 Basis of preparation of the Condensed consolidated interim financial statements
The ING Group Condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.
The ING Group Condensed consolidated interim financial statements on Form 6-K have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) for purposes of reporting with the U.S. Securities and Exchange Commission (SEC), including financial information contained in this Interim report on Form 6-K. The term ‘IFRS-IASB’ is used to refer to International Financial Reporting Standards as issued by the International Accounting Standards Board, including the decisions ING Group made with regard to the options available under IFRS-IASB.
The Condensed consolidated interim financial statements should be read in conjunction with the 2024 ING Group Consolidated financial statements as included in the 2024 Form 20-F. The accounting policies used to prepare the Condensed consolidated interim financial statements are consistent with those set out in the notes to the 2024 ING Group Consolidated financial statements as included in the 2024 Annual Report on Form 20-F
The ING Group Condensed consolidated interim financial statements have been prepared on a going concern basis. The condensed consolidated interim financial statements are presented in euros and rounded to the nearest million, unless stated otherwise. Amounts may not add up due to rounding.
1.2.1 Presentation of Risk management disclosures
To improve transparency, reduce duplication and present related information in one place, certain disclosures of the nature and extent of risks related to financial instruments are included in the ‘Risk management’ section of the Interim Report.
These disclosures are an integral part of ING Group Condensed consolidated interim financial statements and are indicated in the ‘Risk management’ section by the symbol (*). Chapters, paragraphs, graphs or tables within the 'Risk management' section that are indicated with this symbol in the respective headings or table header are considered to be an integral part of the Condensed consolidated interim financial statements.
1.2.2 Reconciliation between IFRS-EU and IFRS-IASB
The 2024 ING Group Consolidated financial statements and the 2025 ING Group Condensed consolidated interim financial statements are prepared in accordance with IFRS-EU. IFRS-EU refers to International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (EU), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU. IFRS-EU differs from IFRS-IASB in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk.
Under IFRS-EU, ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU carve-out version of IAS 39. Particularly, it is applied to portfolio-based hedging strategies for retail lending (mortgages) and core deposits. Under the EU IAS 39 carve-out, hedge accounting may be applied, in respect of fair value macro hedges, to core deposits. In addition, and in general to any hedge accounting relationship under the EU IAS 39 carve-out, the hedge effectiveness requirements are less strict than under IFRS-IASB and hedge ineffectiveness is only recognised when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket and is not recognised when the revised amount of cash flows in scheduled time buckets is more than the original designated amount. Under IFRS-IASB, hedge accounting for fair value macro hedges cannot be applied to core deposits and ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.
ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2025 - Unaudited    33

Contents	Interim Report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information
This information under IFRS-IASB is prepared by reversing the hedge accounting impacts that are applied under the EU ‘carve-out’ version of IAS 39. Financial information under IFRS-IASB accordingly does not take into account the possibility that had ING Group applied IFRS-IASB as its primary accounting framework it might have applied alternative hedge strategies where those alternative hedge strategies could have qualified for IFRS-IASB compliant hedge accounting. These decisions could have resulted in different shareholders’ equity and net result amounts compared to those indicated in this Interim Report on Form 6-K.
In 2025 forward interest rates Increased resulting in a positive EU IAS 39 carve out adjustment after tax of EUR 786 million (2024: EUR 1,099 million positive). The impact of the adjustment is mainly reflected in line item 'Valuation results and net trading income' in the statement of profit or loss. A reconciliation between IFRS-EU and IFRS-IASB is included below.
Both IFRS-EU and IFRS-IASB differ in several areas from accounting principles generally accepted in the United States of America (US GAAP).

Reconciliation net result under IFRS-EU and IFRS-IASB
	1 January to 30 June
in EUR million	2025	2024
In accordance with IFRS-EU (attributable to the shareholders of the parent)	3,130	3,358
Adjustment of the EU IAS 39 carve-out	1,065	1,512
Tax effect of the adjustment	-279	-414
Effect of adjustment after tax	786	1,099
In accordance with IFRS-IASB (attributable to the shareholders of the parent)	3,915	4,456

Reconciliation shareholders’ equity under IFRS-EU and IFRS-IASB
	1 January to 30 June
in EUR million	2025	2024
In accordance with IFRS-EU (attributable to the shareholders of the parent)	49,115	50,147
Adjustment of the EU IAS 39 carve-out	4,443	6,413
Tax effect of the adjustment	-1,268	-1,871
Effect of adjustment after tax	3,175	4,542
In accordance with IFRS-IASB Shareholders’ equity	52,290	54,689

1.3 Changes to accounting policies and presentation
ING Group has consistently applied its accounting policies to all periods presented in these Condensed consolidated interim financial statements.
During the six month period ended 30 June 2025, ING Group has revised the presentation in Note 15 'Other Operating Expenses', to enhance its relevance and improve comparability. Consequently, comparative figures for 2024 have been updated accordingly.
1.3.1 Changes in IFRS effective in 2025
The following amendments to IFRS became effective in the current reporting period with no significant impact for ING Group:
•Amendments to IAS 21 'The Effects of Changes in Foreign Exchange Rates': Lack of Exchangeability (issued in August 2023). Amendments provide guidance on determining exchange rates when a currency lacks exchangeability, including estimation methods and disclosure requirements.
1.3.2 Upcoming changes in IFRS after 2025
ING Group has not early adopted any of the following Standards, interpretations or amendments that have been issued but are not yet effective.
Effective in 2026:
•Amendments to IFRS 9 'Financial Instruments' and IFRS 7 'Financial Instruments: Disclosure': Classification and Measurement of Financial Instruments (issued in May 2024). Amendments clarify recognition and derecognition dates for certain financial assets and liabilities (introducing an exception for financial liabilities settled through electronic payment systems); provide further guidance on assessing contractual cash flow characteristics of financial assets including ESG and similar features, non-recourse features and contractually-linked instruments; introduce disclosures for financial instruments with contingent features that could change the amount of contractual cash flows and update disclosure requirements for equity instruments at FVOCI.
•Amendments to IFRS 9 'Financial Instruments' and IFRS 7 'Financial Instruments: Disclosure': Contracts Referencing Nature-dependent Electricity (issued in December 2024). Amendments clarify accounting for renewable electricity contracts, including own-use and hedge accounting and related disclosures.
•Annual Improvements to IFRS Accounting Standards: Volume 11 (issued in July 2024). Amendments include minor clarifications and corrections across a number of Standards to improve consistency and clarity.
ING is currently assessing the impact of the above amendments, however they are not expected to have a significant impact on the equity of ING Group.

Effective in 2027:
•New Standard IFRS 18 'Presentation and Disclosure in Financial Statements' (issued in April 2024) replaces the current IAS 1 'Presentation of Financial Statements' while keeping many requirements of IAS 1 unchanged and not affecting recognition criteria and measurement requirements. IFRS 18 mainly
ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2025 - Unaudited    34

Contents	Interim Report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information
introduces new presentation requirements for P&L, including new defined subtotals, disclosures on management-defined performance measures, and further guidance on aggregation and disaggregation of information. ING is currently assessing the impact of IFRS 18 (which would need to be applied retrospectively) on the presentation of its financial statements.
In addition, in May 2024, the IASB also issued a new accounting Standard IFRS 19 'Subsidiaries without Public Accountability: Disclosures', which allows eligible subsidiaries to apply full IFRS with reduced disclosure requirements. However, it is not applicable for the consolidated financial statements of ING Group.
1.4 Significant judgements and critical accounting estimates and assumptions
The preparation of the Condensed consolidated interim financial statements requires management to make judgements in the process of applying its accounting policies and to use estimates and assumptions. The estimates and assumptions affect the reported amounts of the assets and liabilities and the amounts of the contingent assets and contingent liabilities at the balance sheet date, as well as reported income and expenses for the year. The actual outcome may differ from these estimates. The process of setting assumptions is subject to internal control procedures and approvals.

Consistent with Note 1.4 'Significant judgements and critical accounting estimates and assumptions' of the 2024 ING Group Consolidated financial statements, the following areas continue to require management to make significant judgements and use critical accounting estimates and assumptions based on the information and financial data that may or may not change in future periods:

•Loan loss provisions (financial assets);
•The determination of the fair values of financial assets and liabilities;
•Investment in associate - assessment of additional impairment losses or reversal of previous impairment losses; and
•Provisions.
In addition, in January 2025 ING has reached an agreement on the sale of its business in Russia, subject to several conditions, including substantive and uncertain regulatory approvals. Judgement is required to evaluate the appropriate time to recognise the expected loss on sale, if completed. Given the prevailing uncertainties at 30 June 2025, no loss was recognised for the six month period ended 30 June 2025 and assets and liabilities of the disposal group were not classified as held for sale. Please refer to Note 21 'Potential sale of ING Bank (Eurasia) JSC' for further information.
2 Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss
in EUR million	30 June 2025	31 December 2024
Trading assets	64,744	72,897
Non-trading derivatives	2,075	2,463
Designated at fair value through profit or loss	3,951	5,740
Mandatorily measured at fair value through profit or loss	81,715	56,481
	152,486	137,580
(Reverse) repurchase transactions
Financial assets at fair value through profit or loss include securities lending and sales and repurchase transactions with securities. At ING, these types of transactions are recognised in several lines in the statement of financial position depending on business model assessment and counterparty. Furthermore, for repurchase agreements the gross amount of assets must be considered together with the gross amount of related liabilities, which are presented separately on the statement of financial position since IFRS does not always allow the netting of these positions in the statement of financial position. Netting is applicable to repurchase agreements that are governed by an established Global Master Repurchase Agreement (GMRA). This netting is restricted to transactions involving the same currency and maturity date, and must occur within the same legal entity.
ING Group’s exposure to (reverse) repurchase transactions is included in the following lines in the statement of financial position:
ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2025 - Unaudited    35

Contents	Interim Report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information

Exposure to (reverse) repurchase agreements
in EUR million	30 June 2025	31 December 2024
Reverse repurchase transactions
Loans and advances to banks	35,200	10,777
Loans and advances to customers	2,324	3,471
Trading assets, loans and receivables	4,392	12,033
Loans and receivables mandatorily measured at fair value through profit or loss	77,586	53,393
	119,502	79,675
Repurchase transactions
Deposits from banks	1,710	33
Customer deposits	4,085	1
Trading liabilities, funds on deposit	32	5,269
Funds entrusted designated and measured at fair value through profit or loss	54,801	38,420
	60,629	43,723
3 Financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income by type
in EUR million	30 June 2025	31 December 2024
Equity securities	2,753	2,562
Debt securities [1]	45,618	42,219
Loans and advances [1]	1,475	1,608
	49,846	46,389
1     Debt securities include an amount of EUR -15 million (31 December 2024: EUR -12 million) and the Loans and advances includes EUR -2 million (31 December 2024: EUR -7 million) of Loan loss provisions.

Exposure to equity securities

Equity securities at fair value through other comprehensive income
	Carrying value	Carrying value [1]	Dividend income	Dividend income [1]
in EUR million	30 June 2025	31 December 2024	30 June 2025	31 December 2024
Investment in Bank of Beijing	2,238	2,241	39	101
Investment in Van Lanschot Kempen	232	51	12	2
Other Investments	283	270	5	16
	2,753	2,562	56	117
1 Table has been updated to present the stake in Van Lanschot Kempen separately from other investments..

As at 30 June 2025 ING holds approximately 13% (31 December 2024: 13%) of the shares of Bank of Beijing, a bank listed on the stock exchange of Shanghai. The stake in Bank of Beijing is part of the Corporate Line. As per regulatory requirements set by the China Banking and Insurance Regulatory Commission, ING, as a shareholder holding more than 5% of the shares, is required to supply additional capital when necessary. No request for additional capital was received in the first six months of 2025 (2024: nil).
In March 2025 ING increased its ownership in Van Lanschot Kempen by acquiring an additional 7.2% stake, supplementing its total interest based on issued share capital from 2.7% to 9.9%. A further increase of the stake was also part of the transaction, but was subject to regulatory approval. Reference is made to Note 23 'Subsequent events '. The stake is part of the Corporate Line.

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2025 - Unaudited    36

Contents	Interim Report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information
Changes in fair value through other comprehensive income
The following table presents changes in financial assets at fair value through other comprehensive income.

Changes in fair value through other comprehensive income financial assets
	FVOCI equity securities		FVOCI debt instruments [1]		Total
in EUR million	30 June 2025	31 December 2024	30 June 2025	31 December 2024	30 June 2025	31 December 2024
Opening balance as at 1 January	2,562	1,885	43,827	39,231	46,389	41,116
Additions	158	11	11,160	21,080	11,318	21,091
Amortisation			36	77	36	77
Transfers and reclassifications	8		-1	1	6	1
Changes in unrealised revaluations [2]	275	605	393	-96	668	509
Impairments			-1	2	-1	2
Reversals of impairments			1	-7	1	-7
Disposals and redemptions	-4	-1	-7,164	-16,906	-7,168	-16,907
Exchange rate differences	-226	62	-1,159	443	-1,385	506
Other changes	-19				-19
Closing balance	2,753	2,562	47,093	43,827	49,846	46,389
1Fair value through other comprehensive income debt instruments includes both debt securities and loans and advances.
2Changes in unrealised revaluations of FVOCI debt instruments include changes on hedged items which are recognised in the statement of profit or loss. Reference is made to Note 11 'Equity' for details on the changes in revaluation reserve.

FVOCI equity securities
Exchange rate differences of EUR -226 million (31 December 2024: EUR 62 million ) are mainly related to the stake in Bank of Beijing following the depreciation of CNY versus EUR. In the first six months of 2025, changes in unrealised revaluations of equity securities are mainly related to a revaluation of the stake in Bank of Beijing of EUR 223 million (31 December 2024: EUR 590 million) following a change in the share price.
4 Debt securities
ING Group’s exposure to debt securities is included in the following lines in the statement of financial position:

Exposure to debt securities
in EUR million	30 June 2025	31 December 2024
Debt securities at fair value through other comprehensive income	45,618	42,219
Debt securities at amortised cost	53,805	50,273
Debt securities at fair value through other comprehensive income and amortised cost	99,423	92,493

Trading assets	10,515	10,080
Debt securities designated and measured at fair value through profit or loss	3,199	4,718
Debt securities mandatorily measured at fair value through profit or loss	787	789
Total debt securities at fair value through profit or loss	14,501	15,586
	113,924	108,078
ING Group’s total exposure to debt securities (excluding debt securities held in the trading portfolio) of EUR 103,409 million (31 December 2024: EUR 97,999 million) is specified as follows:

Debt securities by type of exposure
	Debt Securities at FVPL [1]		Debt Securities at FVOCI		Debt Securities at AC		Total
in EUR million	30 June 2025	31 December 2024	30 June 2025	31 December 2024	30 June 2025	31 December 2024	30 June 2025	31 December 2024
Government bonds	274	289	28,784	24,757	23,546	22,734	52,604	47,780
Central bank bonds	433	444			4,209	2,900	4,642	3,344
Sub-sovereign, Supranationals and Agencies	730	1,027	11,889	11,513	16,663	15,445	29,282	27,985
Covered bonds			4,102	4,108	5,537	5,683	9,639	9,791
Corporate bonds	17	848	82	79	108	106	206	1,033
Financial institutions' bonds	1,775	2,141	95	980	92	139	1,963	3,261
ABS portfolio	757	757	681	794	3,662	3,281	5,100	4,832
	3,986	5,506	45,633	42,231	53,816	50,288	103,435	98,026
Loan loss provisions			-15	-12	-12	-15	-26	-27
Debt securities portfolio	3,986	5,506	45,618	42,219	53,805	50,273	103,409	97,999
1Debt securities at FVPL includes both debt securities designated - and mandatorily measured at fair value through profit or loss.
ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2025 - Unaudited    37

Contents	Interim Report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information
5 Loans and advances to customers

Loans and advances to customers by type
in EUR million	30 June 2025	31 December 2024
Loans and advances to public authorities	20,930	18,661
Residential mortgages	358,708	348,594
Other personal lending	38,780	36,797
Corporate Lending	280,638	285,393
	699,056	689,445

Loan loss provisions	-5,771	-5,833
	693,285	683,611
For details on credit quality and loan loss provisioning, refer to ‘Risk management – Credit risk’ – paragraphs 'Loan loss provisioning' and 'Portfolio quality and concentration'.

6 Investment in associates and joint ventures

Investments in associates and joint ventures
in EUR million 30 June 2025	Interest held (%)	Fair value of listed invest-ments	Balance sheet value	Total assets	Total liabilities	Total income	Total expenses
TMBThanachart Bank Public Company Limited	23%	1,100	1,191	44,989	38,627	434	306
Other investments in associates and joint ventures			345
			1,536

Investments in associates and joint ventures
in EUR million 31 December 2024	Interest held (%)	Fair value of listed invest- ments	Balance sheet value	Total assets	Total liabilities	Total income	Total expenses
TMBThanachart Bank Public Company Limited	23%	1,164	1,266	49,147	42,554	1,474	1,050
Other investments in associates and joint ventures			412
			1,679
TMBThanachart Bank Public Company Limited
ING Group holds an approximately 23% investment in TMBThanachart Bank Public Company Limited (hereafter: TTB), a bank listed on the stock exchange of Thailand. TTB is providing products and services to wholesale, small and medium enterprise (SME), and retail customers. TTB is accounted for as an investment in associate based on the size of ING's shareholding and representation on the Board. TTB is part of the Corporate Line.
Other investments in associates and joint ventures
Included in Other investments in associates and joint ventures are mainly financial services and (non-) financial technology funds or vehicles operating predominantly in Europe, and are individually not significant to ING Group.
Significant influence for associates in which the interest held is below 20%, is based on the combination of ING Group’s financial interest and other arrangements, such as participation in the Board of Directors.
The associates and joint ventures of ING are subject to legal and regulatory restrictions regarding the amount of dividends they can pay to ING. These restrictions are, for example, dependent on the laws in the country of incorporation for declaring dividends or as a result of minimum capital requirements that are imposed by industry regulators in the countries in which the associates and joint ventures operate.
In addition, the associates and joint ventures also consider other factors in determining the appropriate levels of equity needed. These factors and limitations include, but are not limited to, the rating agency and regulatory views, which can change over time.

Changes in Investments in associates and joint ventures
in EUR million	30 June 2025	31 December 2024
Opening balance as at 1 January	1,679	1,509
Additions	1	26
Transfers	-10	-7
Revaluations	-11	0
Share of results	85	205
Dividends received	-114	-91
Disposals	-2	-16
Impairments		-35
Exchange rate differences	-91	87
Closing balance	1,536	1,679
ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2025 - Unaudited    38

Contents	Interim Report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information
Share of results from associates and joint ventures of EUR 85 million (31 December 2024: EUR 205 million) as included in the table above is mainly attributable to our share in the results of TTB of EUR 65 million (31 December 2024: EUR 123 million).
Impairments and reversal thereof on the investment in TTB
Accumulated impairments on the investment in TTB of EUR 395 million (31 December 2024: EUR 395 million) were recognised in previous years. There is no impairment trigger observed as per 30 June 2025. A Value in Use ('VIU') was estimated following the prolonged increase of the quoted TTB share price over the original cost price of the investment and the sustained improved broker consensus outlook. VIU was estimated to be close to the carrying amount of the investment in TTB and differed only by an insignificant amount. Consequently, no reversal of impairment was recognised.
Methodology
The recoverable amount is determined as the higher of the fair value less costs of disposal and VIU. Fair value less costs of disposal is based on observable share price. The VIU calculation uses discounted cash flow projections based on management’s best estimates. VIU is derived using a Dividend Discount Model (DDM) where distributable equity, i.e. future earnings available to ordinary shareholders, is used as a proxy for future cash flows. The valuation looks at expected cash flows into perpetuity resulting in two main components to the VIU calculation:
•The estimation of future earnings over a 5-year forecast period; and
•the terminal value being the extrapolation of earnings into perpetuity applying a long-term growth rate. The earnings that are used for extrapolation represent the stable long-term financial results and position of TTB, i.e. a steady state. The terminal value comprises the majority of the total VIU.

Key assumptions used in the VIU calculation as at 30 June 2025
The VIU is determined using a valuation model which is subject to multiple management assumptions. The key assumptions, i.e. those to which the overall result is most sensitive to, are the following:
•Expected future earnings of TTB: Short- to medium-term expectations are based on forecasts derived from broker consensus. Longer-term and steady-state expectations into perpetuity are derived using reasonable and supportable assumptions capturing a combination of TTB specific and market data points; A capital maintenance charge is applied, which is management’s forecast of the earnings that need to be withheld in order for TTB to meet target regulatory requirements over the forecast period;
•Discount rate (cost of equity): 10.75%, based on the capital asset pricing model (CAPM) calculated for TTB using current market data and expert judgement; and
•Terminal growth rate: 2.19% consistent with current long term government bond yield in Thailand as a proxy for a risk-free rate.

The model was evaluated for reasonably possible changes to key assumptions in the model. This reflects the sensitivity of the VIU to each key assumption on its own and it is possible that more than one favourable and/or unfavourable change may occur at the same time. The selected rates of reasonably possible changes to key assumptions are based on external analysts’ forecasts and other relevant external data sources, which can change period to period. The sensitivity of the VIU to each key assumption is as follows:
•A favourable change of 10% in the cash flows would result in an increase in VIU of EUR 65 million, while an unfavourable change of -10% would result in a decrease in VIU of EUR -66 million;
•A favourable change of -1% in the discount rate would result in an increase in VIU of EUR 110 million, while an unfavourable change of 1% would result in a decrease in VIU of EUR -87 million;
•A favourable change of 1% in the terminal growth rate would result in an increase in VIU of EUR 75 million, while an unfavourable change of -1% would result in a decrease in VIU of EUR -59 million;

7 Customer deposits

Customer deposits
in EUR million	30 June 2025	31 December 2024
Current accounts / Overnight deposits	232,153	227,827
Savings accounts	379,403	354,560
Time deposits	120,143	107,695
Other	6,329	1,579
	738,028	691,661

Current accounts / Overnight deposits, Saving accounts and Time deposits include balances with individuals, respectively EUR 109,027 million (31 December 2024: EUR 107,068 million), EUR 347,622 million (31 December 2024: EUR 324,135 million) and EUR 56,151 million (31 December 2024: EUR 56,599 million).
8 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss
in EUR million	30 June 2025	31 December 2024
Trading liabilities	26,387	35,255
Non-trading derivatives	2,499	2,101
Designated at fair value through profit or loss	64,637	49,543
	93,524	86,900
ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2025 - Unaudited    39

Contents	Interim Report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information
9 Debt securities in issue
Debt securities in issue relate to debentures and other issued debt securities with either fixed interest rates or interest rates based on floating interest rate levels, such as certificates of deposit and accepted bills issued by ING Group, except for subordinated items. Debt securities in issue do not include debt securities presented as Financial liabilities at fair value through profit or loss. ING Group does not have debt securities that are issued on terms other than those available in the normal course of business.

Changes in debt securities in issue
in EUR million	30 June 2025	31 December 2024
Opening balance as at 1 January	142,367	124,670
Additions	80,301	124,701
Redemptions / Disposals	-65,413	-113,014
Amortisation	357	1,098
Other	-149	261
Changes in unrealised revaluations	472	1,139
Foreign exchange movement	-6,919	3,512
Closing balance	151,016	142,367
10 Subordinated loans

Changes in subordinated loans
in EUR million	30 June 2025	31 December 2024
Opening balance as at 1 January	17,878	15,401
Additions	1,232	4,603
Redemptions / Disposals	-1,818	-2,931
Amortisation	11	28
Other	-7	24
Changes in unrealised revaluations	270	188
Foreign exchange movement	-1,000	565
Closing balance	16,566	17,878
Subordinated loans are bonds issued by ING Groep N.V. and its subsidiaries to raise Tier 1 and Tier 2 (CRR- eligible) capital. Under IFRS these securities are classified as liabilities, and for regulatory purposes they are considered as capital.
In 2025 ING Groep N.V. issued EUR 1.25 billion 4.13% Fixed Rate Subordinated Green Tier 2 Notes in May.

In 2025 ING Groep N.V. redeemed EUR 750 million 2.00% Fixed Subordinated Tier 2 notes in March and USD 1.25 billion 6.50% Perpetual AT1 Contingent Convertible Capital Securities in April.
ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2025 - Unaudited    40

Contents	Interim Report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information
11 Equity

Total equity
In EUR million	30 June 2025	31 December 2024
Share capital and share premium
- Share capital	31	31
- Share premium	17,116	17,116
	17,148	17,148
Other reserves
- Revaluation reserve: Equity securities at FVOCI	1,838	1,816
- Revaluation reserve: Debt instruments at FVOCI	-302	-479
- Revaluation reserve: Cash flow hedge	-1,199	-1,693
- Revaluation reserve: Credit liability	-20	-15
- Revaluation reserve: Property in own use	146	161
- Net defined benefit asset/liability remeasurement reserve	-341	-333
- Currency translation reserve	-2,798	-1,986
- Share of associates and joint ventures and other reserves	2,265	2,607
- Treasury shares	-2,746	-765
	-3,158	-687

Retained earnings	38,300	36,243

Shareholders’ equity (parent)	52,290	52,703
Non-controlling interests	1,031	995
Total equity	53,321	53,698

Equity securities at FVOCI
In 2025, the movement of EUR 22 million (2024: EUR 664 million) includes unrealised revaluation of EUR 33 million (2024: EUR 664 million) of which shares in Bank of Beijing for EUR -3 million (2024: EUR 652 million).
Cash flow hedge
ING’s cash flow hedges mainly consist of interest rate swaps and cross-currency swaps that are used to protect against the exposure to variability in future cash flows on floating rate lending and borrowing. Due to a decrease in forward interest rates in 2025, the interest rate swaps had a positive revaluation of EUR 494 million which is recognised in the cash flow hedge reserve.
Currency translation reserve
Unrealised revaluations relates to changes in the value of hedging instruments that are designated as net investment hedges. The hedging strategy is to protect the CET1 ratio against adverse impact from exchange rate fluctuations. The net decrease of unrealised revaluations and Exchange rate differences of EUR -813 million is related to several currencies including USD (EUR -661 million), TRY (EUR -42 million including EUR 72 million IAS 29 indexation effect), GBP (EUR -41 million), PLN (EUR 24 million), AUD (EUR -88 million), RUB (EUR 93 million), THB (EUR -33 million) and other currencies (EUR -64 million).

Share of associates and joint ventures and other reserves
The Share of associates, joint ventures and other reserves includes non-distributable profits from associates and joint ventures of EUR 915 million (2024: EUR 940 million). Other reserves includes a statutory reserve of EUR 495 million (2024: EUR 897 million) related to the former Stichting Regio Bank and the former Stichting Vakbondsspaarbank SPN and a legal reserve of EUR 854 million (2024: EUR 768 million) related to internally developed software. The transfer to retained earnings of EUR -342 million includes the release of the Regio bank and Vakbondsspaarbank SPN reserve of EUR -402 million (2024: EUR -830 million) against regulatory expenses which are recognised in the statement of profit or loss.
ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2025 - Unaudited    41

Contents	Interim Report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information
Treasury shares

Changes in treasury shares
	In EUR million		Number x 1,000
	30 June 2025	31 December 2024	30 June 2025	31 December 2024
Opening balance	-765	-1,994	51,117	154,571
Purchased/sold for trading purposes	7	2	-477	-211
Purchased under staff share plans	-64	-43	3,674	3,319
Distributed under staff share plans	59	43	-3,365	-3,343
Purchased under Share buyback programme	-1,982	-3,774	115,604	247,584
Cancelled under Share buyback programme		5,000		-350,803
Closing balance	-2,746	-765	166,552	51,117
In 2025 ING Group initiated two share buyback programmes and completed one from 2024:
•EUR 2,000 million, commencing on 31 October 2024 and completed on 30 April 2025. A total of 126 million shares have been repurchased at an average effective price of EUR 15.89 per share. The shares have been cancelled in July 2025;
•EUR 70 million, commencing on 3 March 2025 and completed by 4 March 2025. A total of 3.7 million shares have been repurchased at an average price of EUR 17.44 per share and for a total consideration of EUR 64 million. The purpose of the share repurchase programme is to meet obligations under the share-based compensation plans;
•EUR 2,000 million, commencing on 2 May 2025 and is expected to be completed by October 2025. As per 30 June 2025 a total of 40 million shares have been repurchased at an average price of EUR 18.35 per share. The intention is to cancel these shares in December 2025;

Retained earnings
In 2025, a cash dividend of EUR 2,152 million (2024: EUR 4,124 million) was paid to the shareholders of ING Group. For further information, reference is made to Note 17 'Dividend per ordinary share'.
ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2025 - Unaudited    42

Contents	Interim Report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information
12 Net interest income

Net interest income
in EUR million	30 June 2025	30 June 2024		30 June 2025	30 June 2024
Interest income on loans[1]	15,730	17,212	Interest expense on deposits[2]	6,807	7,462
Interest income on debt securities at amortised cost	656	579	Interest expense on debt securities in issue	2,562	2,573
Interest income on financial assets at fair value through OCI	803	710	Interest expense on subordinated loans	394	353
Interest income on non-trading derivatives (hedge accounting)	4,889	6,564	Interest expense on non-trading derivatives (hedge accounting)	5,528	7,127
Total interest income using effective interest rate method	22,079	25,066	Total interest expense using effective interest rate method	15,291	17,515

Interest income on financial assets at fair value through profit or loss	2,652	3,211	Interest expense on financial liabilities at fair value through profit or loss	2,166	2,843
Interest income on non-trading derivatives (no hedge accounting)	1,078	1,602	Interest expense on non-trading derivatives (no hedge accounting)	1,029	1,742
Interest income other	34	49	Interest expense on lease liabilities	14	14
Total other interest income	3,763	4,863	Interest expense other	52	54
			Total other interest expense	3,261	4,651

Total interest income	25,842	29,929	Total interest expense	18,552	22,166

			Net interest income	7,290	7,762
1    Includes interest income on loans to customers and banks, cash balances as well as negative interest on liabilities. Negative interest on liabilities amounted to EUR 4 million (2024: EUR 5 million).
2    Includes interest paid on deposits from customers and banks, and negative interest on assets. Negative interest on assets amounted to EUR 4 million (2024: EUR nil).
Net interest income was affected by reversing the hedge accounting impacts that are applied under EU ‘IAS 39 carve-out’ with an impact of EUR 131 million (30 June 2024: EUR 107 million). The net decrease in Net interest income, without the IAS 39 carve out impact, is EUR 496 million.

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2025 - Unaudited    43

Contents	Interim Report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information
13 Net fee and commission income

Net fee and commission income
in EUR million	30 June 2025	30 June 2024
Fee and commission income
Payment Services	1,217	1,072
Securities business	482	395
Insurance and other broking	327	287
Portfolio management	386	339
Lending business	311	313
Financial guarantees and other commitments	229	231
Other fee and commission income	138	120
Total fee and commission income	3,090	2,757

Fee and commission expenses
Payment Services	421	365
Securities business	90	75
Distribution of products	259	226
Other fee and commission expenses	104	94
Total fee and commission expenses	874	760

Net fee and commission income	2,216	1,998
Reference is made to Note 18 'Segments', which includes net fee and commission income, as reported to the Executive Board and the Management Board Banking, disaggregated by line of business.

14 Valuation results and net trading income

Valuation results and net trading income
in EUR million	30 June 2025	30 June 2024
Securities trading results	2,194	492
Derivatives trading results	-1,169	292
Other trading results	165	173
Change in fair value of derivatives relating to
– fair value hedges	671	22
– cash flow hedges (ineffective portion)	4	12
– other non-trading derivatives	-1,669	3,574
Change in fair value of assets and liabilities (hedged items)	-667	-12
Valuation results on assets and liabilities designated at FVPL (excluding trading)	55	93
Foreign exchange transactions results	3,190	-1,630
	2,773	3,016
In general, the fair value movements are influenced by changes in the market conditions, such as stock prices, credit spreads, interest rates and currency exchange rates. In 2025, valuation results and net trading income was affected by reversing the hedge accounting impacts that are applied under EU ‘IAS 39 carve-out’ with an impact of EUR 933 million (30 June 2024: EUR 1,405 million).
Net trading income relates to trading assets and trading liabilities which include assets and liabilities that are classified under IFRS as Trading but are closely related to servicing the needs of the clients of ING. ING offers products that are traded on the financial markets to institutional clients, corporate clients, and governments.
Securities trading results include the results of market making in instruments such as government securities, equity securities, corporate debt securities, money-market instruments. The majority of the risks involved in security and currency trading are economically hedged with derivatives. The securities trading results are partly offset by results on these derivatives. The result of these derivatives is included in Derivatives trading results. Derivatives trading results include the results of derivatives such as interest rate swaps, total return swaps, options, futures, and forward contracts.
Foreign exchange transactions results include gains and losses from spot contracts, options, futures, and translated foreign currency assets and liabilities. The result on currency trading is included in foreign exchange transactions results. ‘Valuation results and net trading income’ include the fair value movements on derivatives (used for both hedge accounting and economically hedging exposures) as well as the changes in the fair value of assets and liabilities included in hedging relationships as hedged items.
ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2025 - Unaudited    44

Contents	Interim Report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information
15 Other operating expenses

Other operating expenses
in EUR million	30 June 2025	30 June 2024 [1]
Promotional and client acquisition costs	206	199
IT related expenses (excluding outsourcing and subcontracting)	382	353
Outsourcing and subcontracting	327	296
Facilities	137	143
Market data services	73	69
Advisory fees	135	135
Audit and supervisory fees	74	72
Indirect taxes	167	91
Regulatory costs	439	446
Depreciation and impairment of property and equipment	218	231
Amortisation and impairment of intangible assets	111	109
Additions and releases of provisions	150	91
Other	67	160
	2,485	2,393
1 ING changed the presentation of Other operating expenses as of 2025. The comparative figures for 30 June 2024 have been updated accordingly. The reclassifications do not affect the total amount of Other operating expenses.

Regulatory costs
Regulatory costs represent contributions to the Deposit Guarantee Schemes (DGS), the Single Resolution Fund (SRF), local bank taxes and local resolution funds. Included in Regulatory costs for the first six months of 2025, are contributions to DGS of EUR 136 million (HY2024: EUR 157 million) mainly related to Belgium, Germany and Poland and contributions to the SRF and local resolution funds of EUR 41 million (HY2024: EUR 35 million). In 2025 local bank taxes decreased by EUR 7 million from EUR 255 million in HY2024 to EUR 261 million.
16 Earnings per ordinary share

Earnings per ordinary share
			Weighted average number
			of ordinary shares outstanding
	Amount		during the period		Per ordinary share
	(in EUR million)		(in millions)		(in EUR)
	30 June 2025	30 June 2024	30 June 2025	30 June 2024	30 June 2025	30 June 2024
Basic earnings	3,915	4,456	3,041.9	3,292.5	1.29	1.35
Basic earnings from continuing operations	3,915	4,456			1.29	1.35

Effect of dilutive instruments:
Share plans			0.0	3.3
			0.0	3.3

Diluted earnings	3,915	4,456	3,041.9	3,295.8	1.29	1.35
Diluted earnings from continuing operations	3,915	4,456			1.29	1.35
Earnings per ordinary share is calculated on the basis of the weighted average number of ordinary shares outstanding. In calculating the weighted average number of ordinary shares outstanding, own shares held by group companies (including share buyback programmes) are deducted from the total number of ordinary shares in issue.

Dilutive instruments
Diluted earnings per share is calculated as if the share plans outstanding at the end of the period had been exercised at the beginning of the period and assuming that the cash received from dilutive instruments (if any) is used to buy own shares against the average market price during the period. The net increase in the number of shares resulting from exercising share plans is added to the average number of shares used for the calculation of diluted earnings per share.
ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2025 - Unaudited    45

Contents	Interim Report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information
17 Dividend per ordinary share

Dividends to shareholders of the parent
	Per ordinary share (in EUR)	Total (in EUR million)
Dividends on ordinary shares:
In respect of 2023
- Interim dividend, paid August 2023	0.350	1,260
- Final dividend, paid May 2024	0.756	2,497
Total dividend in respect of 2023	1.106	3,757
In respect of 2024
- Interim dividend, paid August 2024	0.350	1,129
- Final dividend, paid May 2025	0.710	2,152
Total dividend in respect of 2024	1.060	3,281
In respect of 2025
- Interim dividend declared	0.350	1,043
Total dividend for the period ending 30 June 2025	0.350	1,043
On 22 April 2025, the Annual General Meeting of shareholders ratified the total dividend of EUR 1.06 per ordinary share of which EUR 0.35 per share was paid as an interim cash dividend during August 2024. The final dividend of EUR 0.71 per ordinary share was paid entirely in cash on 2 May 2025.
In October 2024 an additional cash distribution of EUR 0.161 per share was declared to shareholders of ING Group and EUR 498 million was paid in January 2025 (HY2025: nil).
ING Groep N.V. is required to withhold tax of 15% on dividends paid. Reference is made to Note 11 'Equity' for further information on share buyback programmes and other distributions.
ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2025 - Unaudited    46

Contents	Interim Report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information
Additional notes to the Condensed consolidated interim financial statements
18 Segments
ING Group’s segments are based on the internal reporting structure by lines of business.
The Executive Board of ING Group and the Management Board Banking (together the Chief Operating Decision Maker (CODM)) set performance targets, and approve and monitor the budgets prepared by the business lines. Business lines formulate strategic, commercial, and financial plans in line with the strategy and performance targets set by the CODM.
Recognition and measurement of segment results are in accordance with the accounting policies as described in Note 1 'Basis of preparation and material accounting policy information' of the 2024 ING Group Consolidated financial statements. The results for the period for each reportable segment are after intercompany and intersegment eliminations and are those reviewed by the CODM to assess performance of the segments. Corporate expenses are allocated to business lines based on time spent by head office personnel, the relative number of staff, or on the basis of income, expenses and/or assets of the segment. Interest income per segment is reported as net interest income because management relies primarily on net (rather than gross) interest revenue to assess the performance of the segments.
The following table specifies the segments by line of business and the main sources of income of each of the segments:

Specification of the main sources of income of each of the segments by line of business
Segments by line of business	Main source of income
Retail Netherlands	Income from products and services provided to private individuals, business banking clients and private banking clients in the Netherlands. The main products and services offered are daily banking, lending, savings, investments and insurance.
Retail Belgium	Income from products and services provided to private individuals, business banking clients and private banking clients in Belgium and Luxembourg. The main products and services offered are similar to those in the Netherlands.
Retail Germany	Income from products and services provided to private individuals, business banking clients and private banking clients in Germany. The main products and services offered are similar to those in the Netherlands.
Retail Other	Income from products and services provided to private individuals, business banking clients and private banking clients in the other retail countries. The main products and services offered are similar to those in the Netherlands.
Wholesale Banking	Income from wholesale banking activities, of which the main products are lending, payments & cash management, working capital solutions, trade finance, financial markets, corporate finance and treasury.
ING Group monitors and evaluates the performance of ING Group at a consolidated level and by segment. The Executive Board and the Management Board Banking consider this approach relevant for understanding the Group’s financial performance, because it allows investors to understand the primary method used by management to evaluate the Group’s operating performance and make decisions about allocating resources.
In addition, ING Group believes that the presentation of results in accordance with IFRS-EU helps investors compare its segment performance on a meaningful basis by highlighting result before tax attributable to ongoing operations and the profitability of the segment businesses. IFRS-EU result is derived by including the impact of the IFRS-EU ‘IAS 39 carve out’ adjustment.
The IFRS-EU ‘IAS 39 carve-out’ adjustment relates to fair value portfolio hedge accounting strategies for the mortgage and savings portfolios in the Benelux, Germany and Other Challengers that are not eligible under IFRS-IASB. As no hedge accounting is applied to these mortgage and savings portfolios under IFRS-IASB, the fair value changes of the derivatives are not offset by fair value changes of the hedge items (mortgages and savings).
The segment reporting in the interim report on Form 6-K has been prepared in accordance with International Financial Reporting Standards as issued by the EU (IFRS-EU) and reconciled to International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) for consistency with the other financial information contained in this report. The difference between the accounting standards is reflected in the Wholesale Banking segment.
Reference is made to Note '1.2 Basis of preparation of the Condensed consolidated interim financial statements’. for a reconciliation between IFRS-EU and IFRS-IASB. Corporate expenses are allocated to business lines based on time spent by head office personnel, the relative number of staff, or on the basis of income, expenses and/or assets of the segment.
ING Group reconciles the total segment results to the overall result using Corporate Line. The Corporate Line includes capital management activities, as ING Group applies a system of capital charging for its banking operations to create a comparable basis for the results of business units globally, irrespective of the business units’ book equity and the currency they operate in. Corporate Line also includes certain other income and expenses not allocated to the banking businesses, such as our investments in Bank of Beijing and TMBThanachart Bank (Asian stakes), as well our stake in Van Lanschot Kempen. Furthermore, results in the Corporate Line have been impacted by the application of hyperinflation accounting in the consolidation of our subsidiary in Türkiye (IAS 29).
ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2025 - Unaudited    47

Contents	Interim Report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information
Total income for Corporate Line in the first half of 2025 amounted to EUR 265 million compared with EUR 99 million a year earlier. The 2025 figure included higher income from foreign currency ratio hedging (up EUR 83 million year-on-year), a EUR 39 million interim dividend from our stake in the Bank of Beijing and a positive revaluation of the derivative for the forward purchase of a stake in Van Lanschot Kempen. The comparable period in 2024 had included a EUR 53 million receivable related to the prior insolvency of a financial institution in the Netherlands.
Operating expenses for the first half of 2025 amounted to EUR 239 million, up from EUR 199 million in the first half of 2024, which had included a VAT refund.
The information presented in this note is consistent with that provided to the Executive Board of ING Group and the Management Board Banking. This note does not include details on the types of products and services from which each reportable segment derives revenue, as this information is not reported internally and is therefore not readily available.

Reconciliation between IFRS-IASB and IFRS-EU income, expense and net result
	1 January to 30 June 2025					1 January to 30 June 2024
in EUR million	Income	Expenses	Taxation	Non-controlling interests	Net result [1]	Income	Expenses	Taxation	Non-controlling interests	Net result[1]
Net result IFRS-IASB attributable to equity holder of the parent	12,404	6,846	1,516	127	3,915	12,812	6,439	1,798	118	4,456

Remove impact of:
Adjustment of the EU 'IAS 39 carve out' [2]	-1,065		-279		-786	-1,512		-414		-1,099
Net result ING Group IFRS-EU [3]	11,339	6,846	1,237	127	3,130	11,300	6,439	1,385	118	3,358
1Net result reflects the net result attributable to shareholders of the parent.
2ING prepares the Form 6-K in accordance with IFRS-IASB. This information is prepared by reversing the hedge accounting impacts that applied under the EU 'carve-out' version of IAS 39. For the underlying result, the impact of the carve-out is re-instated as this is the measure at which management monitors the business.
3IFRS-EU figures include the impact of applying the EU 'IAS 39 carve-out'.

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2025 - Unaudited    48

Contents	Interim Report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information

ING Group Total
	1 January to 30 June 2025			1 January to 30 June 2024
in EUR million	ING Bank	Other	ING Group	ING Bank	Other	ING Group

Net interest income	7,051	108	7,159	7,508	147	7,655
Net fee and commission income	2,214	2	2,216	1,995	3	1,998
Total investment and other income	1,965		1,965	1,647		1,647
– of which share of result from associates and joint ventures	85		85	19		19
– of which revaluations and trading income	1,839		1,839	1,609	1	1,610
Total income	11,229	111	11,339	11,149	150	11,300

Operating expenses	6,231	3	6,234	5,874	6	5,880
– of which Regulatory expenses	439		439	446		446
Addition to loan loss provisions	612		612	559		559
Total expenses	6,843	3	6,846	6,433	6	6,439

Result before taxation	4,385	108	4,493	4,716	144	4,861
Taxation	1,209	28	1,237	1,347	38	1,385
Non-controlling interests	127		127	118		118
Net result IFRS-EU	3,050	80	3,130	3,251	107	3,358
Adjustment of the EU 'IAS 39 carve out'	786		786	1,099		1,099
Net result IFRS-IASB	3,835	80	3,915	4,350	107	4,456
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Contents	Interim Report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information

Segments
	1 January to 30 June 2025							1 January to 30 June 2024
in EUR million	Retail Nether-lands	Retail Belgium	Retail Germany	Retail Other	Wholesale Banking	Corporate Line	Total	Retail Nether-lands	Retail Belgium	Retail Germany	Retail Other	Wholesale Banking	Corporate Line	Total

Net interest income	1,508	886	1,215	1,929	1,412	209	7,159	1,534	1,052	1,337	1,884	1,737	111	7,655
Net fee and commission income	540	339	287	356	696	-2	2,216	513	306	212	293	676	-3	1,998
Total investment and other income	403	73	-77	164	1,344	57	1,965	376	43	-51	120	1,166	-8	1,647
– of which share of result from associates and joint ventures	-4	75		5	-58	66	85		-2		4	-43	61	19
– of which revaluations and trading income	383	48	-84	148	1,340	3	1,839	355	22	-56	108	1,215	-33	1,610
Total income	2,451	1,298	1,425	2,449	3,452	265	11,339	2,423	1,402	1,498	2,297	3,580	99	11,300

Operating expenses	981	995	680	1,436	1,901	239	6,234	1,023	980	628	1,388	1,662	199	5,880
– of which Regulatory expenses		226	25	136	51	0	439	41	175	40	136	54	0	446
Addition to loan loss provisions	72	76	77	159	227	0	612	-43	65	65	176	295	0	559
Total expenses	1,054	1,072	758	1,595	2,128	240	6,846	980	1,045	693	1,564	1,957	199	6,439

Result before taxation	1,398	226	667	854	1,324	25	4,493	1,443	357	805	733	1,623	-100	4,861
Taxation	369	62	216	202	342	45	1,237	371	109	265	173	406	61	1,385
Non-controlling interests		0	1	106	19	0	127		0	1	96	22		118
Net result IFRS-EU	1,029	164	450	546	962	-21	3,130	1,072	248	540	465	1,194	-161	3,358
Adjustment of the EU 'IAS 39 carve out'					786		786					1,099		1,099
Net result IFRS-IASB	1,029	164	450	546	1,748	-21	3,915	1,072	248	540	465	2,293	-161	4,456

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Contents	Interim Report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information
19 Fair value of assets and liabilities
Valuation methods
The estimated fair values represent the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is a market-based measurement, which is based on assumptions that market participants would use and takes into account the characteristics of the asset or liability that market participants would take into account when pricing the asset or liability.
Fair values of financial assets and liabilities are based on quoted prices in active market where available. When such quoted prices are not available, the fair value is determined by using valuation techniques.
Valuation control framework
The valuation control framework covers the product approval process (PARP), pricing, market data assessment and independent price verification (IPV), valuation adjustments, model use, fair value hierarchy and day one profit or loss. Valuation processes are governed by various governance bodies, including Local Parameter Committees, the Global Valuation and Impairment Committee, the Market Data Committee and the Valuation Model Committee. All relevant committees meet on a regular basis (monthly/quarterly), where the agenda covers the aforementioned valuation controls.
The Global Valuation and Impairment Committee is responsible for the oversight and the approval of the outcome of impairments (other than loan loss provisions) and valuation processes. It oversees the quality and coherence of valuation methodologies and performance. The Valuation Model Committee is responsible for the approval of all valuation models used for the Fair valuation (IFRS) and Prudent Valuation (CRR) of positions measured at fair value. The Local Parameter Committee discusses the valuation results and monitors the performance of the valuation activities carried out on local or regional level. The Global Financial Markets Parameter Committee reviews the consolidated valuation outcome and resulting P&L for Financial Market products, targeting a globally consistent treatment across Financial Markets. The Banking Book Parameter Committee (BBPC) discusses the valuation topics for non-Financial Market and non-Group Treasury Wholesale Banking portfolios. The Market Data Committee is responsible for the approval of the market data used in valuation.
Valuation adjustments
Valuation adjustments are an integral part of the fair value. They are the adjustments to the output from a valuation technique in order to appropriately determine a fair value in accordance with IFRS13. ING considers various fair value adjustments including Bid-Offer adjustments, Model Risk adjustments, Bilateral Valuation Adjustments (BVA, consisting of Credit Valuation Adjustments or CVA, and Debit valuation Adjustments or DVA), Collateral Valuation Adjustment (CollVA) and Funding Valuation Adjustment (FVA).
For financial instruments where the fair value at initial recognition is based on one or more significant unobservable inputs, a difference between the transaction price and the fair value resulting from the internal valuation process can occur. Such difference is referred to as Day One Profit or Day One Loss (hereafter: DOP). ING defers material DOP of instruments with significant unobservable valuation inputs, which are the financial instruments classified as Level 3 and financial instruments with material unobservable inputs into CVA which are not necessarily classified as Level 3. The DOP is amortised over the life of the instrument, or until the significant unobservable inputs become observable, or until the significant unobservable inputs become non-significant. The adjustments in fair value and the DOP reserve are disclosed in the below table.
The following table presents the adjustments in fair value for financial assets and liabilities.

Adjustments in fair value on financial assets and liabilities
in EUR million	30 June 2025	31 December 2024
Deferred Day One Profit or Loss	-93	-94
Own credit adjustments	-24	-17
Bid/Offer	-150	-130
Model Risk	-49	-33
CVA	-138	-123
DVA	42	50
CollVA	-2	-3
FVA	-98	-64
Other valuation adjustments	2	2
Total Valuation Adjustments	-511	-412

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Contents	Interim Report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information
Financial instruments at fair value
Transfers into and transfers out of fair value hierarchy levels are made on a quarterly basis at the end of the reporting period. The fair values of the financial instruments were determined as follows:

Methods applied in determining fair values of financial assets and liabilities (carried at fair value)
	Level 1		Level 2		Level 3		Total
in EUR million	30 June 2025	31 December 2024	30 June 2025	31 December 2024	30 June 2025	31 December 2024	30 June 2025	31 December 2024
Financial Assets
Financial assets at fair value through profit or loss
- Equity securities	22,767	20,789	4	15	145	141	22,916	20,945
- Debt securities	6,259	7,485	5,663	4,596	2,579	3,505	14,501	15,586
- Derivatives	74	1	28,067	31,792	700	475	28,841	32,268
- Loans and receivables	0	0	78,494	62,168	7,733	6,614	86,227	68,782
	29,100	28,275	112,228	98,571	11,157	10,734	152,486	137,580
Financial assets at fair value through other comprehensive income
- Equity securities	2,470	2,292	0	0	283	270	2,753	2,562
- Debt securities	44,423	39,859	1,194	2,360	0	0	45,618	42,219
- Loans and receivables	0	0	1,319	1,608	156	0	1,475	1,608
	46,893	42,151	2,513	3,967	440	270	49,846	46,389
Financial liabilities
Financial liabilities at fair value through profit or loss
– Debt securities	1,398	1,455	7,766	8,445	53	67	9,218	9,966
– Deposits	0	0	55,609	45,014	0	0	55,609	45,014
– Trading securities	3,365	3,631	297	12	10	10	3,671	3,653
– Derivatives	105	45	24,371	27,528	550	694	25,026	28,267
	4,868	5,131	88,043	80,998	613	770	93,524	86,900
The following methods and assumptions were used by ING Group to estimate the fair value of the financial instruments:
Equity securities
Instrument description: Equity securities include stocks and shares, corporate investments and private equity investments.
Valuation: If available, the fair values of publicly traded equity securities and private equity securities are based on quoted market prices. In the absence of active markets, fair values are estimated by analysing the investee’s financial position, result, risk profile, prospect, price, earnings comparisons and revenue multiples. Additionally, reference is made to valuations of peer entities where quoted prices in active markets are available. For equity securities, best market practice will be applied using the most relevant valuation method. All non-listed equity investments, including investments in private equity funds, are subject to a standard review framework which ensures that valuations reflect the fair values.
Fair value hierarchy: The majority of equity securities are publicly traded, and quoted prices are readily and regularly available. Hence, these securities are classified as Level 1. Equity securities which are not traded in active markets mainly include corporate investments, fund investments and other equity securities and are classified as Level 3.
Debt securities
Instrument description: Debt securities include government bonds, financial institutions bonds and Asset-backed securities (ABS).
Valuation: Where available, fair values for debt securities are generally based on quoted market prices. Quoted market prices are obtained from an exchange market, dealer, broker, industry group, pricing service, or regulatory service. The quoted prices from non-exchange sources are reviewed on their tradability of market prices. If quoted prices in an active market are not available, fair value is based on an analysis of available market inputs, which include consensus prices obtained from one or more pricing services. Furthermore, fair values are determined by valuation techniques discounting expected future cash flows using market interest rate curves, referenced credit spreads, maturity of the investment, and estimated prepayment rates where applicable.
Fair value hierarchy: Government bonds and financial institution bonds are generally traded in active markets. Where quoted prices are readily and regularly available, they are classified as Level 1. The remaining positions are classified as Level 2 or Level 3 depending on the trading activity and observability of prices. Asset backed securities for which no active market is available and a wide discrepancy in quoted prices exists, are classified as Level 3.
Derivatives
Instrument description: Derivative contracts can either be exchange-traded or over the counter (OTC). Derivatives include interest rate derivatives, FX derivatives, credit derivatives, equity derivatives and commodity derivatives.
Valuation: The fair value of exchange-traded derivatives is determined using quoted market prices in an active market and are classified as Level 1 of the fair value hierarchy. For instruments that are not actively traded, fair values are estimated based on valuation techniques. OTC derivatives and derivatives trading in
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an inactive market are valued using valuation techniques. The valuation techniques and inputs depend on the type of derivatives and the nature of the underlying instruments. The principal techniques used to value these instruments are based on, among others, discounted cash flows, option pricing models and Monte Carlo simulations. These valuation models calculate the present value of expected future cash flows, based on ‘no-arbitrage’ principles. The models are commonly used in the financial industry and inputs to the validation models are determined from observable market data where possible. Certain inputs may not be observable in the market, but can be determined from observable prices via valuation model calibration procedures. These inputs include prices available from exchanges, dealers, brokers or providers of pricing, yield curves, credit spreads, default rates, recovery rates, dividend rates, volatility of underlying interest rates, equity prices, and foreign currency exchange rates and reference is made to quoted prices, recently executed trades, independent market quotes and consensus data, where available. For uncollateralised OTC derivatives, ING applies Credit Valuation Adjustment to correctly reflect the counterparty credit risk in the valuation and Debit Valuation Adjustments to reflect the credit risk of ING for its counterparty. In addition, for these derivatives ING applies Funding Valuation Adjustment.
Fair value hierarchy: The majority of the derivatives are priced using observable inputs and are classified as Level 2. Derivatives for which the input cannot be implied from observable market data are classified as Level 3.
Loans and receivables
Instrument description: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables carried at fair value include trading loans, being securities lending and similar agreement comparable to collateralised lending, syndicated loans, loans expected to be sold and receivables with regards to reverse repurchase transactions.
Valuation: The fair value of loans and receivables is generally estimated by discounting expected future cash flows using a discount rate that reflects credit risk, liquidity, and other current market conditions. The fair value of mortgage loans is estimated by taking into account prepayment behaviour.
Fair value hierarchy: Loans and receivables are predominantly classified as Level 2. Loans and receivables for which current market information about similar assets to use as observable, corroborated data for all significant inputs into a valuation model is not available, are classified as Level 3.
Financial liabilities at fair value through profit and loss
Instrument description: Financial liabilities at fair value through profit and loss include debt securities and debt instruments, primarily comprised of structured notes, which are held at fair value under the fair value option. Besides that, they include derivative contracts and repurchase agreements.
Valuation: The fair values of securities in the trading portfolio and other liabilities at fair value through profit or loss are based on quoted market prices, where available. For those securities not actively traded, fair values are estimated based on internal discounted cash flow valuation techniques using interest rates and credit spreads that apply to similar instruments.
Fair value hierarchy: The majority of the derivatives and debt instruments are classified as Level 2. Derivatives and debt instruments for which the input cannot be derived from observable market data are classified as Level 3.
Transfers between Level 1 and 2
No significant transfers between Level 1 and Level 2 were recorded in the reporting period 2025.
Level 3: Valuation techniques and inputs used
Financial assets and liabilities in Level 3 include both assets and liabilities for which the fair value was determined using (i) valuation techniques that incorporate unobservable inputs as well as (ii) quoted prices which have been adjusted to reflect that the market was not actively trading at or around the balance sheet date. Unobservable inputs are inputs which are based on ING’s own assumptions about the factors that market participants would use in pricing an asset or liability, developed based on the best information available in the circumstances. Unobservable inputs may include volatility, correlation, spreads to discount rates, default rates and recovery rates, prepayment rates, and certain credit spreads. Valuation techniques that incorporate unobservable inputs are sensitive to the inputs used.
Of the total amount of financial assets classified as Level 3 as at 30 June 2025 of EUR 11.6 billion (31 December 2024: EUR 11.0 billion), an amount of EUR 9.5 billion (81.9%) (31 December 2024: EUR 9.6 billion, being 87.2%) is based on unadjusted quoted prices in inactive markets. As ING does not generally adjust quoted prices using its own inputs, there is no significant sensitivity to ING’s own unobservable inputs.
Furthermore, Level 3 financial assets include EUR 0.1 billion (31 December 2024: EUR 0.1 billion) which relates to financial assets that are part of structures that are designed to be fully neutral in terms of market risk. Such structures include various financial assets and liabilities for which the overall sensitivity to market risk is insignificant. Whereas the fair value of individual components of these structures may be determined using different techniques and the fair value of each of the components of these structures may be sensitive to unobservable inputs, the overall sensitivity is by design not significant.
The remaining EUR 1.9 billion (31 December 2024: EUR 1.3 billion) of the fair value classified in Level 3 financial assets is established using valuation techniques that incorporate certain inputs that are unobservable.
Of the total amount of financial liabilities classified as Level 3 as at 30 June 2025 of EUR 0.6 billion (31 December 2024: EUR 0.8 billion), an amount of EUR 0.5 billion (78.3%) (31 December 2024: EUR 0.6 billion, being 75.7%) is based on unadjusted quoted prices in inactive markets. As ING does not generally adjust quoted prices using its own inputs, there is no significant sensitivity to ING’s own unobservable inputs.
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Contents	Interim Report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information
Furthermore, Level 3 financial liabilities include EUR 0.1 billion (31 December 2024: EUR 0.1 billion) which relates to financial liabilities that are part of structures that are designed to be fully neutral in terms of market risk. As explained above, the fair value of each of the components of these structures may be sensitive to unobservable inputs, but the overall sensitivity is by design not significant.
The remaining EUR 0.1 billion (31 December 2024: EUR 0.1 billion) of the fair value classified in Level 3 financial liabilities is established using valuation techniques that incorporates certain inputs that are unobservable.
The table below provides a summary of the valuation techniques, key unobservable inputs and the lower and upper range of such unobservable inputs, by type of Level 3 asset/liability. The lower and upper range mentioned in the overview represent the lowest and highest variance of the respective valuation input as actually used in the valuation of the different financial instruments. Amounts and percentages stated are unweighted. The range can vary from period to period subject to market movements and change in Level 3 position. Lower and upper bounds reflect the variability of Level 3 positions and their underlying valuation inputs in the portfolio, but do not adequately reflect their level of valuation uncertainty. For valuation uncertainty assessment, reference is made to section Sensitivity analysis of unobservable inputs (Level 3).

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Contents	Interim Report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information

Valuation techniques and range of unobservable inputs (Level 3)
	Assets		Liabilities		Valuation techniques	Significant unobservable inputs	Lower range		Upper range
in EUR million	30 June 2025	31 December 2024	30 June 2025	31 December 2024			30 June 2025	31 December 2024	30 June 2025	31 December 2024
At fair value through profit or loss
Debt securities	2,580	3,504	10	10	Price based	Price (%)	0%	0%	108%	120%
						Price (price per share)	417	327	1,325	520
					Present value techniques	Price (%)	96%	96%	99%	100%
Equity securities	145	141			Price based	Price (price per share)	0	0	5,475	5,475
Loans and advances	1,950	1,565	0	0	Price based	Price (%)	0%	0%	105%	107%
					Present value techniques	Credit spread (bps)	628	576	707	629
						Prepayment rate (%)	2%	2%	2%	100%
						Price (%)	100%	n.a.	100%	n.a.
(Reverse) repos	5,783	5,050			Present value techniques	Interest rate (%)	2%	2%	2%	2%
Structured notes			53	67	Price based	Price (%)	94%	93%	103%	104%
					Option pricing model	Equity volatility (%)	16%	n.a.	46%	n.a.
						Equity/Equity correlation	0.6	0.7	0.7	0.7
						Equity/FX correlation	-0.2	n.a.	0	n.a.
						Dividend yield (%)	3.7%	n.a.	4.3%	n.a.
					Present value techniques	Prepayment rate (%)	n.a.	99.59%	n.a.	100.09%
						Price (%)	100%	n.a.	100%	n.a.
Derivatives
– Rates	494	413	477	389	Option pricing model	Interest rate volatility (bps)	64	n.a.	280	n.a.
					Present value techniques	Reset spread (%)	2%	2%	2%	2%
– FX	5	6	4	8	Option pricing model	Implied volatility (%)	2%	2%	41%	15%
– Credit	181	39	33	241	Present value techniques	Credit spread (bps)	8	0	94	91
					Price based	Price (%)	94%	0%	100%	100%
– Equity	7	10	21	47	Option pricing model	Equity volatility (%)	7%	7%	76%	81%
						Equity/Equity correlation	0.0	0.0	1.0	1.0
						Equity/FX correlation	-0.6	-0.6	0.3	0.6
						Dividend yield (%)	0%	0%	100%	33%
– Other	13	6	15	9	Option pricing model	Commodity volatility (%)	15%	13.1%	93%	61%
						Com/FX correlation	-0.25	-0.40	-0.25	-0.25
					Price based	Price (commodity)	67	68	67	68
At fair value through other comprehensive income
– Loans and advances	156				Price based	Price (%)	n.a.	n.a.	n.a.	n.a.
– Equity	283	270			Present value techniques	Credit spread (bps)	5.52	5.67	5.52	5.76
						Interest rate (%)	3.5%	1.5%	3.5%	3.5%
						Payout ratio (%)	70%	70%	90%	90%
					Price based	Price (%)		122%		122%
					Price based	Price (price per share)	125.74	n.a	125.74	n.a
Total	11,597	11,005	613	770
1    The abbreviation n.a. stands for not applicable or not available.
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Level 3: Changes during the period

Changes in Level 3 Financial assets
	Trading assets		Non-trading derivatives		Financial assets mandatorily at FVPL		Financial assets designated at FVPL		Financial assets at FVOCI		Total

in EUR million	30 June 2025	31 December 2024	30 June 2025	31 December 2024	30 June 2025	31 December 2024	30 June 2025	31 December 2024	30 June 2025	31 December 2024	30 June 2025	31 December 2024
Opening balance as at 1 January	824	848	68	286	5,721	3,499	4,121	3,547	270	938	11,005	9,118
Realised gain/loss recognised in the statement of profit or loss during the period [1]	180	-175	17	-38	123	294	-622	-54			-302	28
Revaluation recognised in other comprehensive income during the period [2]									6	-3	6	-3
Purchase of assets	609	486	1	198	2,464	4,424	211	1,600	160	154	3,444	6,862
Sale of assets	-35	-111	0	-257	-251	-1,605	-778	-10	-4	-418	-1,067	-2,402
Maturity/settlement	-9	-140	0	-7	-95	-294	-189	-988	0	-20	-294	-1,449
Reclassifications	0	0	0	0	3	0	0	0	8	0	11	0
Transfers into Level 3	29	370	0	0	565	615	0	30	0	0	593	1,014
Transfers out of Level 3	-347	-454	-9	-114	-1,440	-1,214	0	-3	0	-384	-1,796	-2,169
Exchange rate differences	-1	0	0	0	-4	5	-4	-2		9	-9	12
Changes in the composition of the group and other changes	0	0	0	0	6	-1	1	0	0	-5	7	-6
Closing balance	1,249	824	77	68	7,092	5,721	2,740	4,121	440	270	11,597	11,005

1 Net gains/losses were recorded as ‘Valuation results and net trading income’ in the statement of profit or loss. The total amounts includes EUR 299 million (2024: EUR -41 million) of unrealised gains and losses recognised in the statement of profit or loss.
2 Revaluation recognised in other comprehensive income is included on the line ‘Net change in fair value of debt instruments at fair value through other comprehensive income’.
In 2025 and 2024, transfers out of Level 3 in trading assets primarily involved derivative instruments, as their valuations were no longer significantly impacted by unobservable inputs.
In 2024, the transfer into Level 3 trading assets consisted of cross currency swap trades, which were transferred to Level 3 as a result of the valuation being significantly impacted by unobservable inputs. The transfer out of Level 3 in non-trading derivatives primarily involved derivative instruments, as their valuations were no longer significantly impacted by unobservable inputs.
In 2025 and 2024, transfers into and out of Level 3 of financial assets mandatorily at fair value mainly relate to (long- term) reverse repurchase transactions for which the valuation being significantly impacted by unobservable inputs and no longer significantly impacted by unobservable inputs, respectively.
In 2024, the transfer out of Level 3 of financial assets at FVOCI relates to Hold-to-Collect and Sell portfolio transferred to Level 2 resulting from change in methodology.

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Changes in Level 3 Financial liabilities
	Trading liabilities		Non-trading derivatives		Financial liabilities designated as at fair value through profit or loss		Total

in EUR million	30 June 2025	31 December 2024	30 June 2025	31 December 2024	30 June 2025	31 December 2024	30 June 2025	31 December 2024
Opening balance as at 1 January	637	382	67	301	67	47	770	729
Realised gain/loss recognised in the statement of profit or loss during the period[1]	-116	-104	12	-98	-4	-5	-109	-206
Additions	45	55	0	190	10	29	56	274
Redemptions	-29	-12	0	-209	0	0	-30	-222
Maturity/settlement	-40	-15	0	-7	-30	-4	-70	-26
Transfers into Level 3	34	364	0	0	12	34	46	399
Transfers out of Level 3	-49	-33	0	-111	0	-34	-49	-179
Exchange rate differences	-1	0	0	0	0	0	-1	0
Closing balance	481	637	78	67	53	67	613	770
1Net gains/losses were recorded as ‘Valuation results and net trading income’ in the statement of profit or loss. The total amount includes EUR -108 million (2024: EUR -206 million) of unrealised gains and losses recognised in the statement of profit or loss.

In 2025, the transfers into Level 3 mainly consisted of trading liabilities attributed to cross currency swap trades transferred into Level 3 as a result of the valuation being significantly impacted by unobservable inputs.
In 2024, the transfers into Level 3 mainly consisted of trading liabilities attributed to cross currency swap trades transferred into Level 3 as a result of the valuation being significantly impacted by unobservable inputs. The transfers out of Level 3 for non-trading derivatives are driven by interest rate swap trades, which were reclassified out of Level 3 as their valuations were no longer influenced by significantly unobservable inputs.
Recognition of unrealised gains and losses in Level 3
Amounts recognised in the statement of profit or loss relating to unrealised gains and losses during the year that relate to Level 3 assets and liabilities are included in the line item ‘Valuation results and net trading income’ in the statement of profit or loss.
Level 3: Sensitivity analysis of unobservable inputs
Where the fair value of a financial instrument is determined using inputs which are unobservable and which have a more than insignificant impact on the fair value of the instrument, the actual value of those inputs at the balance date may be drawn from a range of reasonably possible alternatives. In line with market practice, the upper and lower bounds of the range of alternative input values reflect a level of valuation certainty. The actual levels chosen for the unobservable inputs in preparing the financial statements are consistent with the valuation methodology used for fair valued financial instruments.
In practice, valuation uncertainty is measured and managed per exposure to individual valuation inputs (i.e. risk factors) at portfolio-level across different product categories. Where the disclosure looks at individual Level 3 inputs, the actual valuation adjustments may also reflect the benefits of portfolio offsets.
This disclosure does not attempt to indicate or predict future fair value movement. The numbers in isolation give limited information as in most cases these Level 3 assets and liabilities should be seen in combination with other instruments (for example as a hedge) that are classified as Level 2.
The valuation uncertainty in the table below is broken down by related risk class rather than by product. The possible impact of a change of unobservable inputs in the fair value of financial instruments where unobservable inputs are significant to the valuation is as follows:

Sensitivity analysis of Level 3 instruments
	Positive fair value movements from using reasonable possible alternatives		Negative fair value movements from using reasonable possible alternatives
in EUR million	30 June 2025	31 December 2024	30 June 2025	31 December 2024
Equity (equity derivatives, structured notes)	19	21	-9	-20
Interest rates (Rates derivatives, FX derivatives)	1	5	0	0
Credit (Debt securities, Loans, structured notes, credit derivatives)	15	2	-19	-27
Equity (FV OCI)	2	0	0	0
	37	28	-28	-47
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Financial instruments not measured at fair value
The following table presents the estimated fair values of the financial instruments not measured at fair value in the statement of financial position.

Methods applied in determining fair values of financial assets and liabilities (carried at amortised cost)
	Carrying Amount		Carrying amount presented as fair value[1]		Level 1		Level 2		Level 3		Total fair value
in EUR million	30 June 2025	31 December 2024	30 June 2025	31 December 2024	30 June 2025	31 December 2024	30 June 2025	31 December 2024	30 June 2025	31 December 2024	30 June 2025	31 December 2024
Financial Assets
Loans and advances to banks	50,080	21,770	3,947	3,195			42,891	15,614	3,206	2,957	50,044	21,766
Loans and advances to customers	693,285	683,611	20,391	18,291			12,328	18,626	644,638	630,493	677,357	667,410
Securities at amortised cost	53,805	50,273			44,609	42,871	4,803	2,908	2,938	2,523	52,349	48,303
	797,169	755,655	24,338	21,486	44,609	42,871	60,022	37,149	650,782	635,973	779,750	737,479

Financial liabilities
Deposits from banks	20,891	16,723	6,966	4,348			9,828	8,208	3,894	3,943	20,687	16,499
Customer deposits	738,028	691,661	611,607	582,387			82,524	61,916	43,890	46,984	738,021	691,287
Debt securities in issue	151,016	142,367			78,330	79,254	71,301	61,651	1,982	2,000	151,613	142,905
Subordinated loans	16,566	17,878			16,575	17,968	350	389			16,926	18,357
	926,501	868,630	618,573	586,735	94,906	97,221	164,003	132,164	49,766	52,927	927,248	869,048
1     In accordance with IFRS and for the purpose of this disclosure, the carrying amount of financial instruments with an immediate on demand feature is presented as fair value.

The aggregation of the fair values presented above does not represent, and should not be construed as representing, the underlying value of ING Group. These fair values were calculated for disclosure purposes only. The carrying amount of financial instruments presented in the above table includes, when applicable, the fair value hedge adjustment, this explains why (for these cases) the carrying amount approximates fair value.
Loans and advances to banks
For short-term receivables from banks, carrying amounts represent a reasonable estimate of the fair value. The fair value of long-term receivables from banks is estimated by discounting expected future cash flows using a discount rate based on specific available market data, such as interest rates and appropriate spreads that reflects current credit risk or quoted bonds.
Loans and advances to customers
For short-term loans, carrying amounts represent a reasonable estimate of the fair value. The fair value of long-term loans is estimated by discounting expected future cash flows using a discount rate that reflects current credit risk, current interest rates, and other current market conditions where applicable. The fair value of mortgage loans is estimated by taking into account prepayment behaviour. Loans with similar characteristics are aggregated for calculation purposes.
Securities at amortised cost
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Where available, fair values for debt securities are generally based on quoted market prices. Quoted market prices are obtained from an exchange market, dealer, broker, industry group, pricing service, or regulatory service. The quoted prices from non-exchange sources are reviewed on their tradability of market prices. If quoted prices in an active market are not available, fair value is based on an analysis of available market inputs, which include consensus prices obtained from one or more pricing services. Furthermore, fair values are determined by valuation techniques discounting expected future cash flows using market interest rate curves, referenced credit spreads, maturity of the investment, and estimated prepayment rates where applicable.
Deposits from banks
For short-term payables to banks carrying amounts represent a reasonable estimate of the fair value. The fair value of long-term payables to banks is estimated by discounting expected future cash flows using a discount rate based on available market interest rates and appropriate spreads that reflect ING’s own credit risk.
Customer deposits
In the current interest rate environment, there is significant embedded value in our on-demand deposits. However, for the purpose of this disclosure and in accordance with IFRS, the carrying amounts of deposits with an immediate on demand feature are presented as fair value.
The fair value of deposits with fixed contractual terms has been estimated based on discounting future cash flows using the interest rates currently applicable to deposits of similar maturities.
Debt securities in issue
The fair value of debt securities in issue is generally based on quoted market prices, or if not available, on estimated prices by discounting expected future cash flows using a current market interest rate and credit spreads applicable to the yield, credit quality and maturity.
Subordinated loans
The fair value of publicly traded subordinated loans are based on quoted market prices when available. Where no quoted market prices are available, fair value of the subordinated loans is estimated using discounted cash flows based on interest rates and credit spreads that apply to similar instruments.
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20 Legal proceedings
ING Group and its consolidated subsidiaries are involved in governmental, regulatory, arbitration and legal proceedings and investigations in the Netherlands and in a number of foreign jurisdictions, including the U.S., involving claims by and against them which arise in the ordinary course of their businesses, including in connection with their activities as lenders, broker-dealers, underwriters, issuers of securities and investors and their position as employers and taxpayers. In certain of such proceedings, very large or indeterminate amounts are sought, including punitive and other damages. While it is not feasible to predict or determine the ultimate outcome of all pending or threatened governmental, regulatory, arbitration and legal proceedings and investigations, ING is of the opinion that the proceedings and investigations set out below may have or have in the recent past had a significant effect on the financial position, profitability or reputation of the ING and/or the ING and its consolidated subsidiaries.
Settlement agreement: On 4 September 2018, ING announced that it had entered into a settlement agreement with the Dutch Public Prosecution Service relating to previously disclosed investigations regarding various requirements for client on-boarding and the prevention of money laundering and corrupt practices. Following the entry into the settlement agreement, ING has experienced heightened scrutiny from authorities in various countries. ING is also aware, including as a result of media reports, that other parties may, among other things, seek to commence legal proceedings against ING in connection with the subject matter of the settlement. Certain parties filed requests with the Court of Appeal in The Netherlands to reconsider the prosecutor’s decision to enter into the settlement agreement with ING and not to prosecute ING or (former) ING employees. In December 2020, the Court of Appeal issued its final ruling. In this ruling the prosecutors' decision to enter into the settlement agreement with ING was upheld, making the settlement final. However, in a separate ruling, the Court ordered the prosecution of ING’s former CEO. In December 2024, the Dutch Public Prosecution Service announced that they will ask the Court’s approval not to prosecute ING’s former CEO.
Litigation by investors: In February and March 2024, ING and certain (former) board members were served with a writ of summons for litigation in The Netherlands on behalf of investors who claim to have suffered financial losses in connection with ING’s disclosures on historic shortcomings in its financial economic crime policies, related risk management and control systems, the investigation by and settlement with the Dutch authorities in 2018 and related risks for ING. We do not agree with the allegations and will defend ourselves against these and the claimed damages of EUR 587 million. In February 2025, ING and the (former) board members filed their statement of defense against the allegations and a court hearing was held on 15 July 2025. Separately, but relating to the same matters, in July 2024 another group of investors claiming to have suffered financial losses requested disclosure of certain ING documents and to question witnesses. The court issued a decision on the request in May 2025 where it rejected the entirety of the request made by these investors. The investors may decide to pursue further legal action. ING follows IFRS rules for taking legal provisions and would disclose material amounts in this regard if and when applicable - which currently is not the case.
Findings regarding AML processes: As previously disclosed, after its September 2018 settlement with Dutch authorities concerning anti-money laundering matters, and in the context of significantly increased attention on the prevention of financial economic crime, ING has experienced heightened scrutiny by authorities in various countries. The interactions with such regulatory and judicial authorities have included, and can be expected to continue to include, onsite visits, information requests, investigations and other enquiries. Such interactions, as well as ING’s internal assessments in connection with its global enhancement programme, have in some cases resulted in satisfactory outcomes, and also have resulted in, and may continue to result in, findings, or other conclusions which may require appropriate remedial actions by ING, or may have other consequences. ING intends to continue to work in close cooperation with authorities as it seeks to improve its management of non-financial risks in terms of policies, tooling, monitoring, governance, knowledge and behaviour.
In January 2022, a Luxembourg investigating judge informed ING Luxembourg that he intends to instruct the relevant prosecutor to prepare a criminal indictment regarding alleged shortcomings in the AML process at ING Luxembourg. In November 2024, the Court decided to refer the case to the ‘Tribunal Correctionnel’ for alleged shortcomings in a limited number of individual client files. ING Luxembourg filed an appeal against this procedural decision. It is currently not possible to determine how this matter will be resolved or the timing of any such resolution, ING does not expect a financial outcome of this matter to have a material effect.
ING continues to take steps to enhance its management of compliance risks and embed stronger awareness across the whole organisation. These steps are part of the global KYC programme and set of initiatives, which includes enhancing KYC files and working on various structural improvements in compliance policies, tooling, monitoring, governance, knowledge and behaviour.
Tax cases: Because of the geographic spread of its business, ING may be subject to tax audits, investigations and procedures in numerous jurisdictions at any point in time. Although ING believes that it has adequately provided for all its tax positions, the ultimate resolution of these audits, investigations and procedures is uncertain and may result in liabilities which are materially different from the amounts recognised.
Litigation regarding products of a former subsidiary in Mexico: Proceedings in which ING is involved include complaints and lawsuits concerning the performance of certain interest sensitive products that were sold by a former subsidiary of ING in Mexico.
Claims regarding accounts with predecessors of ING Bank Türkiye: ING Bank Türkiye has received numerous claims from (former) customers of legal predecessors of ING Bank Türkiye. The claims are based on offshore accounts held with these banks, which banks were seized by the Savings Deposit Insurance Fund (“SDIF”) prior to the acquisition of ING Bank Türkiye in 2007 from OYAK. Pursuant to the acquisition contract, ING Bank Türkiye can claim compensation from SDIF if a court orders ING Bank Türkiye to pay amounts to the offshore account holders. SDIF has made payments to ING Bank Türkiye pursuant to such compensation
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requests, but filed various lawsuits to receive those amounts back. In April 2022, the Turkish Supreme Court decided that the prescription period for the offshore account holders’ compensation claims starts on the transfer date of the account holders to the offshore accounts. As of March 2025, four lawsuits have been finalized in favour of ING Bank Türkiye with the Turkish Supreme Court’s verdict, which are likely to be precedent decisions for the other ongoing files.
In 2024 SDIF initiated enforcement procedures against ING Bank Türkiye, based on the decision in April 2022 by the Turkish Supreme Court referred to above. SDIF alleges that this decision means that ING Bank Türkiye has to return certain payments made by SDIF regarding the offshore depositors' receivables cases, as the statute of limitations had already expired.
Additionally, ING Bank Türkiye has initiated enforcement proceedings against SDIF regarding accumulated receivables that SDIF has either partially or completely failed to pay.
At this moment it is not possible to assess the outcome of these procedures nor to provide an estimate of the (potential) financial effect of these claims.
Mortgage expenses claims: ING Spain has received claims and is involved in procedures with customers regarding reimbursement of expenses associated with the formalisation of mortgages. In most first instance court proceedings the expense clause of the relevant mortgage contract has been declared null and ING Spain has been ordered to reimburse all or part of the applicable expenses. Since 2018, the Spanish Supreme Court and the European Court of Justice ("CJEU") have issued rulings setting out which party should bear notary, registration, agency, and stamp duty costs. In January 2021, the Spanish Supreme Court ruled that valuation costs of mortgages, signed prior to 16 June 2019, the date the new mortgage law entered into force, should be borne by the bank. Media attention for the statute of limitations applicable to the right to claim reimbursement of costs resulted in an increased number of claims at the beginning of 2021. In June 2021, the Spanish Supreme Court published a press release stating its decision to ask the CJEU for a preliminary ruling regarding the criteria that should be applied to determine the date from which the action for claiming the reimbursement of mortgage expenses is considered to be expired. In January 2024, the CJEU ruled that the limitation period for the judicial claim for reimbursement of expenses cannot begin to run from a Supreme Court decision declaring the clause null and void, nor from the moment of the payment of the expenses. The CJEU indicated that it is up to national case-law to determine the criterion that should be applied for the calculation of the limitation period. In April 2024, the CJEU ruled that it was not against European Union laws that the period of prescription began to be calculated from the moment the clause was declared null. Following the CJEU approach, on 14 June 2024 the Spanish Supreme Court issued its final decision stating in short that the 5-year period to claim the reimbursement of costs can only begin from the date each individual clause is declared null by a judge. The Spanish Supreme Court also leaves a small door open for banks in case they can demonstrate that a specific individual indeed had knowledge of the unfairness of the clause before that moment. ING has adapted its strategy to the latest developments.
ING Spain was also included, together with other Spanish banks, in three class actions filed by customer associations. In one of the class actions an agreement was reached with the association. In another class action the association withdrew from the proceedings. With respect to the third class action, ING filed an appeal asking the Spanish Court of Appeal to determine that the ruling of the court of first instance is only applicable to the consumers that were part of the case. The National Court has revoked the ruling and declared that the consumers will not be able to initiate an action for compensation based on the first instance ruling, as the claimant association intended. This last decision is not yet final, as it has been appealed in the Supreme Court.
A provision has been established in the past and has been adjusted where appropriate.
Claims regarding mortgage loans in Swiss franc in Poland: ING Poland is a defendant in several lawsuits with retail customers who took out mortgage loans indexed to the Swiss franc. Such customers have alleged that the mortgage loan contract contains abusive clauses. One element that the court is expected to consider in determining whether such contracts contain abusive clauses is whether the rules to determine the exchange rate used for the conversion of the loan from Polish zloty to Swiss franc are unambiguous and verifiable. In December 2020, the Polish Financial Supervision Authority (PFSA) proposed that lenders offer borrowers voluntary out-of-court settlements on foreign-currency mortgage disputes, with mortgages indexed to Swiss franc serving as a reference point. In February 2021, ING Poland announced its support for this initiative and in October 2021 began offering the settlements to the borrowers following the PFSA’s proposal. In October 2022, a hearing of the CJEU was held inter alia on the question whether, after cancellation of a contract regarding a Swiss franc loan by a court, banks may still charge interests for the amount borrowed under such loan prior to cancellation.
In June 2023 the CJEU issued a ruling. It ruled that under EU law when a loan agreement indexed to the Swiss franc is declared null and void, banks cannot claim any remuneration (i.e. interest) for the duration the principal amount was available to the customer. The customer, however, may assert claims against banks in addition to reimbursement of interest and instalments previously paid to the bank. In September and December 2023, the CJEU issued rulings providing further clarity on the limitation period and about the question of when a contract clause can be considered unfair. In April 2024, the Polish Supreme Court issued a ruling stating that if it is impossible to establish a binding foreign currency exchange rate for the parties in the indexed or denominated loan agreement, the agreement is also not binding in other respects. ING has recorded a portfolio provision. In October and November 2024, seven new preliminary questions were referred to the CJEU which focus on the claims of banks in a situation of annulment of a credit agreement.
In June 2025 CJEU issued a judgement in one of the Polish cases concerning banks’ capital recovery after invalidation of the mortgage CHF loan agreement. The verdict was passed in the case brought by a bank.
The CJEU questioned the compliance with European Union law of the so-called two-claims theory, which has so far been widely used in Polish jurisprudence. It was based on the assumption that each party of the
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invalidated contract has its own claim. A consumer is entitled to ask for all the installments paid to the bank, and a bank is entitled to ask for the capital (in two separate civil proceedings). CJEU said that this approach is against EU law. Both claims should be taken into consideration in one proceeding. A bank is entitled to ask only for the result of subtraction of its claim and a claim of a consumer (the balance theory). This judgement raises uncertainty as to how the Polish courts will settle the contracts and how the banks will be able to pursue their own claims.
Certain Consumer Credit Products: In October 2021, ING announced that it would offer compensation to its Dutch retail customers in connection with certain revolving consumer loans with variable interest rates that allegedly did not sufficiently follow market rates. This announcement was made in response to several rulings by the Dutch Institute for Financial Disputes (Kifid) regarding similar products at other banks. ING has recognized a provision of EUR 180 million in 2021 for compensation and costs in connection with this matter. On 22 December 2021, ING announced that it reached an agreement with the Dutch Consumers’ Association (Consumentenbond) on the compensation methodology for revolving credits. Based on a Kifid ruling regarding similar products, ING has amended its previously announced compensation scheme by also compensating interest on interest. In the third quarter of 2022, ING increased its provision for this matter by EUR 75 million. In the fourth quarter of 2022, ING and the Dutch Consumers’ Association reached an agreement on the compensation of customers who have had an overdraft facility or a revolving credit card with a variable interest rate. ING has started compensating such customers in line with Kifid rulings about revolving credits including ‘interest-on-interest’-effect in these cases. Timelines for compensation vary depending on customer and product segmentation and are dependent on the availability of data. In 2024 the compensation process was expedited. The compensation process is still ongoing. ING has substantially finalized the compensation process in the first half of 2025, with a spill-over to the third quarter of 2025 for after-care in individual cases. ING has reached out to its customers with respect to the Kifid ruling, to also compensate amounts under EUR 50. Kifid recently confirmed ING’s calculation methodology in relation to older consumer credits, where there is no relevant data available to determine the start delta and in relation to the interest-on-interest effect.
Climate litigation: In January 2024, Friends of the Earth Netherlands (Milieudefensie) announced that it holds ING liable for alleged contribution to climate change and threatened to initiate legal proceedings against ING. In March 2025, Milieudefensie started legal proceedings at the Court in Amsterdam against ING, by serving the writ of summons. ING will defend its science-based climate approach in court and is required to submit its statement of defence by February 2026.
Russian claims: Several ING entities have received claims from, and are involved in litigation with, certain Russia-linked entities. They claim the payment of principal or interest or other amounts that they have not received pursuant to sanctions. Claims are also made related to the settlement of contracts that have been terminated after sanctions were imposed. In at least one case, the claimant seized assets in Russia of ING entities. We do not agree with these claims, as they do not comply with the underlying contracts or applicable laws, including sanctions. We follow IFRS rules for taking legal provisions and would disclose material amounts in that regard if and when applicable which currently is not the case.
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21 Potential sale of ING Bank (Eurasia) JSC
On 28 January 2025 ING announced that it has reached an agreement on the sale of its business in Russia to Global Development JSC, a Russian company owned by a Moscow-based financial investor with a background in factoring services. This transaction will effectively end ING’s activities in the Russian market. Under the terms of the agreement, Global Development will acquire all shares of ING Bank (Eurasia) JSC, taking over all Russian onshore activities and staff. Global Development intends to continue to serve customers in Russia under a new brand. The transaction, which has been preceded by extensive due diligence, is subject to various regulatory approvals and is expected to be closed in the third quarter of 2025.
ING has taken on no new business with Russian companies, has scaled down operations and has taken actions to separate the business from ING’s networks and systems. Until sales completion ING Group continues to direct the relevant activities of ING Eurasia and, therefore, continues to control and to consolidate it.
Based on 30 June 2025 position, ING estimates a negative impact to the Result on disposal of Group companies of EUR 0.8 billion post tax. This includes an estimated book loss of EUR 0.5 billion, representing the expected difference between the sale price and the book value of the business. It also includes an estimated negative impact of EUR 0.3 billion from recycling the currency translation adjustment net of the Net Investment hedge reserve through P&L. These estimates are subject to change, depending on the position at the closing date.
Given the prevailing uncertainties around substantive regulatory approvals as at 30 June 2025, no book loss was recognised for the six-month period ended 30 June 2025 and assets and liabilities of the disposal group were not classified as held for sale. Furthermore, recycling of the currency translation reserve and the net investment hedge reserve through P&L will only occur upon deal closing when ownership and control over ING Eurasia is transferred. Such recycling of the reserves will have no impact on total equity and, hence, ING’s CET1 ratio.
22 Capital management
ING manages capital using the IFRS-EU equity position as a basis. ING Group’s Common Equity Tier 1 capital (CET1) ratio decreased from 13.6% at the end of December 2024 to 13.3% at the end of June 2025, mainly due to lower CET1 capital in combination with higher risk-weighted assets. CET1 capital decreased due to the EUR 2,000 million deduction from CET1 capital following the ongoing share buyback programme which was announced in May 2025. This was partly offset by the inclusion of EUR 1,565 million of net profit after dividend reserving. The impact from the implementation of Basel IV and other model updates on ING’s CET1 ratio was negligible.
ING Group’s CET1 target level of around 12.5% is 176 basis points above the prevailing CET1 ratio requirement of 10.74%.
Capital position as per 30 June 2025

ING Group capital position according to CRR III / CRD V
in EUR million	30 June 2025	31 December 2024
Shareholders’ equity [1]	49,115	50,314
- Interim profits not included in CET1 capital	-1,565	-2,152
- Other adjustments	-3,016	-2,902
Regulatory adjustments	-4,581	-5,054
Available common equity Tier 1 capital	44,534	45,260

Additional Tier 1 securities	6,127	7,965
Regulatory adjustments additional Tier 1	104	66
Available Tier 1 capital	50,765	53,291

Supplementary capital Tier 2 bonds	10,397	9,852
Regulatory adjustments Tier 2	65	50
Available Total capital	61,226	63,194

Risk weighted assets	335,804	333,708

Common equity Tier 1 ratio	13.3%	13.6%
Tier 1 ratio	15.1%	16.0%
Total capital ratio	18.2%	18.9%
1Shareholders' equity is determined in accordance with IFRS-EU.

Distribution policy
ING has reserved EUR 1,565 million of net profit for distribution outside of CET1 capital in the first six months of 2025. This reflects our distribution policy of a 50% pay-out ratio on resilient net profit. Resilient net profit is defined as net profit adjusted for significant items not linked to the normal course of business. No
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adjustments for significant items took place in 1H2025. The 50% pay-out may be in the form of cash, or a combination of cash and share repurchases, with the majority in cash. Additional distributions to be considered periodically, considering alternative opportunities, macro-economic circumstances and the outcome of our capital planning. Prerequisite for a distribution is a CET1 ratio of at least prevailing Maximum Distributable Amount (MDA) level after distribution.
Following our distribution policy, a final cash dividend over 2024 of EUR 0.71 per share was paid in May 2025. An interim dividend over the first six months of 2025 of EUR 0.35 per share will be paid on 11 August 2025 for Euronext Amsterdam and 25 August 2025 for New York Stock Exchange. For further information on dividend and other distributions, reference is made to Note ‘Dividend per share’ and Note ‘Equity’.
23 Subsequent events
In March 2025, ING increased its ownership in Van Lanschot Kempen by acquiring an additional 7.2% stake increasing its total interest based on issued share capital from 2.7% to 9.9%, reference is made to Note 3 'Financial assets at fair value through other comprehensive income'. A further increase of the stake was also part of the transaction, but was subject to regulatory approval. As of 24 July 2025, ING holds a total of 20.3% stake in Van Lanschot Kempen. Despite ING holding over 20% voting rights in VLK (a presumption of significant influence in IFRS), this presumption is rebutted given that ING holds rights similar to other ordinary shareholders where voting does not include financial and operating policy decisions and ING does not have the rights or ability to obtain board representation. Therefore, the increased investment in VLK will be classified and measured at fair value through other comprehensive income in subsequent periods consistent with ING’s passive investment purpose.
There are no other subsequent events.

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Alternative performance measures
Our financial information is prepared in accordance with IFRS as detailed out in the financial statements of our Interim Report. In addition, in the discussion of our financial performance, we use a number of alternative performance measures, including resilient net profit, commercial net interest income, net core lending and deposits growth.
•Resilient net profit is defined as net profit adjusted for significant items not linked to the normal course of business. Resilient net profit for the first half of 2025 is equal to reported net profit.
•We consider net core lending and deposits growth as useful information to track our real commercial growth in customer balances. It measures the development of our customer lending and deposits adjusted for currency impacts and changes in the Treasury and run-off portfolios.
•We consider commercial net interest income, and the derived commercial net interest margin, as useful information because the scope is restricted to those products that are mainly interest driven and excludes the interest on products where performance measurement is primarily done based on fee income or on total income level (including Financial Markets and Treasury). It also excludes significant volatile items in lending and liability net interest income, thus removing items that distort period-on-period comparisons.

The tables below show how net core lending growth and net core deposits growth can be reconciled to the nearest IFRS measure.

Customer lending IFRS-IASB versus Customer lending IFRS-EU and Net core lending growth by business line
	Retail Netherlands			Retail Belgium			Retail Germany			Retail Other			Wholesale Banking			Corporate Line			Total
in EUR billion	30 Jun 2025	31 Dec 2024	change	30 Jun 2025	31 Dec 2024	change	30 Jun 2025	31 Dec 2024	change	30 Jun 2025	31 Dec 2024	change	30 Jun 2025	31 Dec 2024	change	30 Jun 2025	31 Dec 2024	change	30 Jun 2025	31 Dec 2024	change
Customer lending IFRS-IASB [1]	171.9	164.3	7.6	99.8	98.3	1.5	113.3	110.2	3.1	120.7	117.2	3.4	193.2	199.2	-6.0	0.3	0.3	0.0	699.1	689.4	9.6
IFRS-EU 'IAS 39 carve out' impact													-4.4	-3.4	-1.0				-4.4	-3.4	-1.0
Customer lending IFRS-EU	171.9	164.3	7.6	99.8	98.3	1.5	113.3	110.2	3.1	120.7	117.2	3.4	188.8	195.8	-7.0	0.3	0.3	0.0	694.7	686.1	8.6
Exclude: FX impact												3.0			8.8						11.8
Exclude: Movements in Treasury, run-off portfolios and other			0.9			0.3			0.1			0.0			0.5			0.0			1.8
Net core lending growth			8.5			1.7			3.2			6.4			2.3			—			22.2
1 Loans and advances to customers excluding loan loss provision.

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Customer deposits IFRS-IASB versus Customer deposits IFRS-EU and Net core deposits growth by business line
	Retail Netherlands			Retail Belgium			Retail Germany			Retail Other			Wholesale Banking			Corporate Line			Total
in EUR billion	30 Jun 2025	31 Dec 2024	change	30 Jun 2025	31 Dec 2024	change	30 Jun 2025	31 Dec 2024	change	30 Jun 2025	31 Dec 2024	change	30 Jun 2025	31 Dec 2024	change	30 Jun 2025	31 Dec 2024	change	30 Jun 2025	31 Dec 2024	change
Customer deposits IFRS-IASB	218.3	200.7	17.7	98.0	97.1	0.9	165.5	151.1	14.4	169.0	163.2	5.9	87.2	79.6	7.6	—	—	—	738.1	691.7	46.5
IFRS-EU 'IAS 39 carve out' impact													-0.1	0.0	-0.1				-0.1	0.0	-0.1
Customer deposits IFRS-EU	218.3	200.7	17.7	98.0	97.1	0.9	165.5	151.1	14.4	169.0	163.2	5.9	87.2	79.6	7.5	—	—	—	738.1	691.7	46.4
Exclude: FX impact			0.0			0.0			0.0			2.8			1.1						3.9
Exclude: Movements in Treasury, run-off portfolios and other			-12.4			-0.2			-0.2			-3.0			-5.8						-21.6
Net core deposits growth			5.2			0.7			14.2			5.7			2.9			—			28.8
The table below shows how commercial net interest income can be reconciled to the nearest IFRS measure.

Reconciliation commercial net interest income (NII)
	Retail Netherlands		Retail Belgium		Retail Germany		Retail Other		Wholesale Banking		Corporate Line		Total
in EUR billion	6M2025	6M2024	6M2025	6M2024	6M2025	6M2024	6M2025	6M2024	6M2025	6M2024	6M2025	6M2024	6M2025	6M2024
Net interest income IFRS-IASB	1,508	1,534	886	1,052	1,215	1,337	1,929	1,884	1,543	1,845	209	111	7,290	7,762
IFRS-EU 'IAS 39 carve-out' impact									-131	-107			-131	-107
Net interest income IFRS-EU	1,508	1,534	886	1,052	1,215	1,337	1,929	1,884	1,412	1,737	209	111	7,159	7,655
Exclude: Other NII (excl. significant volatile items)[1]	-295	-269	55	104	100	94	82	133	-559	-293	209	111	-407	-120
Exclude: Significant volatile items[2]								-39		70				31
Commercial net interest income	1,803	1,803	831	948	1,115	1,242	1,847	1,790	1,971	1,960	—	—	7,566	7,744
1 Other NII mainly includes NII for Financial Markets and Treasury. In Financial Markets this primarily reflects the funding costs of positions for which associated revenue is reported in 'other income'. For Treasury, it includes the funding costs of specific money market and FX transactions where an offsetting revenue is recorded in 'other income', as well as interest income from other Treasury activities (such as foreign currency ratio hedging) that are not allocated to Retail or Wholesale. Furthermore, other NII includes the funding costs for our equity stakes, the NII related to investment portfolios, as well as the effect of indexation of NII required by IAS 29 due to hyperinflation in Türkiye.
2 Significant volatile items in lending and liability NII are lending- and liability-related interest items that management would consider as outside the normal course of business and large enough to distort a proper period-on-period comparison. For the years 2024 and 2025, it includes EUR -39 million for the Polish mortgage moratorium (2Q2024), and a EUR +70 million one-off in Wholesale Banking (2Q2024).

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2025 - Unaudited    66

Contents	Interim Report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements	Other information
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep NV
(Registrant)

Date: July 30, 2025
By: /s/T. Phutrakul
T. Phutrakul
Chief Financial Officer

ING Group Condensed consolidated interim financial information on form 6-K for the six month period ended 30 June 2025 - Unaudited    67